SEPRACOR

2003 Annual Report

PE
12-31-03

04026650

Building momentum

APR 19 2004

ARS

PROCESSED
APR 22 2004
THOMSON
FINANCIAL

Contents

Sepracor Inc. is a research-based pharmaceutical company dedicated to treating and preventing human disease through the discovery, development and commercialization of innovative pharmaceutical products directed toward serving unmet medical needs. Sepracor's drug development program has yielded an extensive portfolio of pharmaceutical candidates with a focus on the treatment of respiratory and central nervous system disorders.

Pharmaceuticals on the Market and Additional Assets

LAUNCHED		
COMPOUND: XOPENEX® inhalation solution	Asthma/COPD	MECHANISM: Short-acting β-agonist
APPROVABLE LETTER		
COMPOUND: ESTORRA™ (eszopiclone)	Insomnia	MECHANISM: $GABA_A$ receptor modulator
NDA PREPARATION		
COMPOUND: XOPENEX® HFA MDI	Asthma/COPD	MECHANISM: Short-acting β-agonist
PHASE III		
COMPOUND: Arformoterol	COPD	MECHANISM: Long-acting β-agonist
PHASE II		
COMPOUND: (S)-Amlodipine	Hypertension	MECHANISM: Calcium Channel Blocker
PLANNED 2004 PROOF-OF-CONCEPT STUDIES		
COMPOUND: SEP-226330	Restless legs syndrome	MECHANISM: Norepinephrine and Dopamine Reuptake Inhibitor
COMPOUND: SEP-226332	Sleep apnea	MECHANISM: $5\text{-}HT_3$ antagonist
COMPOUND: SEP-174559	Anxiety Muscle spasms Spasticity	MECHANISM: α_2 selective $GABA_A$ receptor modulator
PARTNERED PRODUCTS		
COMPOUND: ALLEGRA® (fexofenadine)[1]	Allergy	MECHANISM: Antihistamine
COMPOUND: CLARINEX® (desloratadine)[2]	Allergy	MECHANISM: Antihistamine
COMPOUND: XYZAL®/XUSAL™[3]	Allergy	MECHANISM: Antihistamine
COMPOUND: ASTELIN®[4]	Allergy	MECHANISM: Antihistamine

1 Fexofenadine product developed and marketed by Aventis as ALLEGRA® brand fexofenadine hydrochloride. Sepracor has licensed or assigned its related patents worldwide to Aventis.
2 Product developed and marketed by Schering-Plough.
3 Product developed and marketed by UCB Pharma.
4 A MedPointe product co-promoted by Sepracor.

To Our *Shareholders*

Sepracor is one of only a very few companies, aside from large pharmaceutical corporations, that has demonstrated the ability to advance compounds from discovery, through all of the elements of development, to full commercialization for primary care indications. Each of our drugs and drug candidates addresses disease states that are predominantly treated by primary care physicians, who make up the largest prescribing group in the U.S.

In 2003, we accomplished several significant milestones working toward our goal of creating a research-based pharmaceutical company with a sustainable growth strategy. Our commercial operations saw rapid growth with XOPENEX® brand levalbuterol HCl inhalation solution achieving product sales of approximately $286.8 million in 2003, an increase of 51 percent over the prior year. Our New Drug Application (NDA)-track programs made significant progress in 2003 with the submission of our NDA for ESTORRA™ brand eszopiclone for the treatment of chronic and transient insomnia, for which we recently received an approvable letter from the U.S. Food and Drug Administration (FDA). In 2003, we completed our Phase III studies for the XOPENEX hydrofluoroalkane (HFA) metered-dose inhaler (MDI) for the treatment of bronchospasm associated with reversible airways disease including asthma and chronic obstructive pulmonary disease (COPD), and are currently preparing the NDA for submission to the FDA. In addition, we are completing our Phase III arformoterol program for the treatment of COPD.

Our research and development portfolio is directed toward disease states principally treated by primary care physicians, a focus that will improve the efficiency of our commercial operations expansion. In 2004, we plan to accelerate our research and development efforts to advance several new clinical programs into proof-of-concept studies.

Our research and development and marketing efforts are now of a scale that positions us as a partner of choice for European or Japanese research-based pharmaceutical companies, as well as U.S. biotechnology companies, who seek alternatives to multinational pharmaceutical companies as U.S. marketing partners. We believe these opportunities could complement our own discovery efforts.



Commercial Operations

Continued success of XOPENEX®

We market XOPENEX inhalation solution in the U.S. through our 450-person primary care and hospital sales force. XOPENEX market share continues to grow, with new prescriptions in the unit-dose vial (UDV) segment reaching approximately 28 percent as of the end of the fourth quarter 2003. XOPENEX also achieved its highest share of the UDV segment in hospitals with approximately 30 percent at the end of 2003.

The short-acting bronchodilator market that XOPENEX addresses, if valued entirely at branded prices, represents a potential opportunity of nearly $3 billion, comprised of approximately $1.3 billion for the UDV dosage form, and $1.6 billion for MDI formulations. This market provides us with a significant opportunity for revenue growth.

XOPENEX® Strong Market Share Growth

UDV Market Weekly Retail Prescriptions


Prescriptions in Thousands
80
70
60
50
40
30
20
10
0
30%
25%
20%
15%
10%
5%
0%
Market Share
Dec 28/01
Feb 01/02
Mar 08/02
Apr 12/02
May 17/02
Jun 21/02
Jul 26/02
Aug 30/02
Oct 04/02
Nov 08/02
Dec 13/02
Jan 17/03
Feb 21/03
Mar 28/03
May 02/03
Jun 06/03
Jul 11/03
Aug 15/03
Sep 19/03
Oct 24/03
Nov 28/03
Dec 26/03
Total Prescriptions
Market Share

SOURCE: NPA Weekly

Partnered Programs

We currently receive royalties or alliance revenue from the following four branded antihistamine products:

- **ASTELIN® brand azelastine HCl.** We earn commissions under a co-promotion agreement with MedPointe Inc., in which our sales force details ASTELIN, a nasal spray antihistamine, to pulmonologists, allergists, pediatricians and primary care physicians in the U.S. ASTELIN is the only antihistamine that has been approved by the FDA for the treatment of symptoms of both seasonal allergic rhinitis in adults and children 5 years of age and older and non-allergic vasomotor rhinitis in adults and children 12 years and older.
- **ALLEGRA® brand fexofenadine HCl.** We earn royalties from Aventis for sales of ALLEGRA, a nonsedating antihistamine, in the U.S. and other countries where we hold patents relating to fexofenadine (including Japan, Europe, Canada and Australia).

- **CLARINEX® brand desloratadine.** We earn royalties from Schering-Plough Corporation on sales of all formulations of CLARINEX in the U.S. and in other countries where we hold patents relating to desloratadine. CLARINEX is indicated for the treatment of allergic rhinitis and chronic idiopathic urticaria (CIU), also known as hives of unknown cause, in patients 12 years of age and older.
- **XYZAL®/XUSAL™ brand levocetirizine.** We earn royalties from UCB on sales of levocetirizine in European countries where the product is sold. Levocetirizine is indicated for the treatment of symptoms of seasonal and perennial allergic rhinitis and CIU, in adults and children aged 6 years and older.

ESTORRA™ brand eszopiclone

Sleep disorder research has been a priority for Sepracor since we first began studying ESTORRA. During the last decade, the knowledge surrounding sleep disorders has advanced considerably, and today we have a more thorough understanding of the consequences for patients who remain untreated. Due to outstanding basic science and clinical research efforts, we are now much closer to comprehending the mechanisms in the brain that influence sleep, especially the central role of the GABA receptor and its subunits. As the science surrounding GABA continues to evolve, we feel privileged to be at the forefront of research for the treatment of sleep disorders.

Sleep is an essential component of good health, mental and emotional function, and is involved in promotion of cell repair and energy restoration. Through the efforts of researchers in the field, science has progressed to a point where the medical community better understands not only how to diagnose and treat sleep disorders, but also the complex biology behind these conditions.

2004 began with a significant milestone for Sepracor. We received an approvable letter from the FDA on the NDA for ESTORRA, which will address one of the most prevalent and growing medical needs of our society today: insomnia. We are currently operating under a plan to launch ESTORRA, pending approval from the FDA, in the second half of 2004.

The results of a comprehensive clinical program for ESTORRA in over 2,700 patients were included in our NDA submission to the FDA. A total of six randomized, placebo-controlled Phase III studies, including one with a positive control, for the treatment of chronic or transient insomnia served as a basis for the FDA's decision to issue an approvable letter for the ESTORRA NDA.

We continue to push the boundaries of sleep research and have extensively studied insomnia not only in adults, but in the elderly population, who are greatly affected by sleep disturbances. As part of our development program for ESTORRA, we conducted the first successful, six-month, double-blind, placebo-controlled study of an anti-insomnia agent in an effort to bridge the gap that existed between the clinical reality of chronic pharmacotherapy and the surprising absence of scientifically robust, long-term efficacy data. We are currently conducting a second, similarly designed, six-month study as part of our Phase IIIB/IV program. Other studies included in our Phase IIIB/IV program are intended to advance the science concerning the treatment of secondary insomnia; these studies each address large segments of the population who experience insomnia as a result of other health conditions and include patients suffering from depression, patients with rheumatoid arthritis and women suffering from neuroendocrine changes associated with perimenopause.

We plan to market ESTORRA with our own primary care-focused sales force. We have begun the process of hiring an additional 450 sales representatives, 175 psychiatry specialists, 50 hospital specialists and 75 sales managers, which will bring our total sales organization to approximately 1,250 professionals. The launch of ESTORRA would give us our second self-marketed product, and the overlapping primary care prescriber base between XOPENEX and ESTORRA should make this commercial organization highly efficient.

NDA-Track Programs

XOPENEX® HFA MDI

We remain on track for an NDA submission at the beginning of the second quarter of 2004. In 2003, we completed our Phase III studies of the XOPENEX HFA MDI (levalbuterol tartrate) for the treatment of bronchospasm in patients with reversible obstructive airway disease.

As recently published in the *Federal Register*, the official publication for rules and notices of Federal agencies, the FDA expects to begin the rule-making process concerning a possible phase-out of albuterol inhalers containing chlorofluorocarbon, or CFC, propellants. The agency said it plans to publish a proposed rule in March 2004, with a comment period extending through June 2004. According to the *Federal Register*, the FDA would expect to finalize the rule by March 2005.

We believe that this possible albuterol CFC MDI phase-out could present an exciting business opportunity for the XOPENEX HFA MDI, if approved, since CFC MDIs currently make up approximately 95 percent of the short-acting bronchodilator inhaler market prescriptions.

Arformoterol

We have successfully completed one pivotal Phase III, 600-patient, 12-week trial for arformoterol inhalation solution, a long-acting bronchodilator for the treatment of COPD. We are planning to submit the arformoterol NDA to the FDA around the end of 2004. We expect to provide data on the results of arformoterol Phase III studies at appropriate medical meetings as we advance through the drug development process.

Robust Clinical Pipeline

During the past year, we thoroughly analyzed our pipeline programs, and have elected to accelerate or expand certain programs and redirect others toward new indications that we believe may offer significant market opportunities. We intend to allocate additional resources in 2004 to advance and develop the following early-stage clinical candidates:

- **(S)-Amlodipine combination** is a potential treatment for hypertension. Amlodipine, marketed by Pfizer Inc. as NORVASC®, is the leading calcium channel antagonist approved for use for the treatment of hypertension and angina. We have conducted both Phase I and Phase II studies of (S)-amlodipine, a calcium channel blocker, and plan to expand this program to include development of (S)-amlodipine in combination with other mechanistic approaches for the treatment of hypertension;
- **SEP-226330** is a norepinephrine and dopamine reuptake inhibitor (NDRI) for the treatment of restless legs syndrome;
- **SEP-226332** is an antagonist of 5-HT_3, a serotonin receptor, for the treatment of sleep apnea; and
- **SEP-174559** is a $GABA_A$ receptor modulator with a selectivity profile that favors the alpha-2 subunit of the GABA receptor. In 2004, we plan to conduct proof-of-concept studies, which are expected to include studies for the treatment of anxiety, muscle spasm and spasticity.

In December 2003, we announced the discontinuation of clinical development of tecastemizole for the treatment of allergic rhinitis. Evaluation of preliminary results from certain preclinical and clinical trials, which began after we received a "not approvable" letter from the FDA for tecastemizole in March 2002, indicated that we would need to conduct additional studies, delaying the timing of a possible amendment to the NDA. After taking into consideration these results, evaluating the changing dynamics of the U.S. antihistamine market and thoroughly assessing the potential of all clinical candidates in our portfolio, we decided to discontinue development of tecastemizole.

Continuing Revenue Growth



350
300
250
200
150
100
50
0
$ in millions
112% Increase
42% Increase
57% Increase
44% Increase
Q4 '01
Q4 '02
Q4 '03
'01
'02
'03
XOPENEX® Revenue
Alliance Revenue

Continued Financial Strength

For the year ended December 31, 2003, our consolidated revenues were approximately $344.0 million, of which revenues from XOPENEX sales were approximately $286.8 million, and our net loss was approximately $135.9 million, or $1.61 per share. This compares with consolidated revenues of $239.0 million, of which revenues from XOPENEX sales were approximately $190.2 million, and a net loss of $276.5 million, or $3.34 per share, for the year ended December 31, 2002.

In 2003 and early 2004, we restructured our debt position through a series of transactions involving convertible subordinated debentures. In order to reduce our interest expense related to our then-outstanding convertible subordinated debentures and notes, we redeemed our remaining $111.9 million of 7% Convertible Subordinated Debentures due in 2005; in late 2003 and in January 2004, we successfully completed a $750 million 0% Convertible Senior Subordinated Notes offering; and in January 2004, we completed the redemption of the remaining $430.0 million of our 5.75% Convertible Subordinated Notes due in 2006. As a result of these transactions, we expect to save approximately $33 million in 2004 and 2005 and $22 million in 2006, in interest expense that we would have incurred through the maturity of the remaining 7% Convertible Debentures and 5.75% Convertible Notes. For more detail on each of these transactions, please see page 41 of this annual report.

As of December 31, 2003, and prior to the impact of the January 2004 convertible debt transactions, we had approximately $840.4 million in cash and short- and long-term investments.

We continue to make meaningful strides in both our research and development and commercialization efforts. 2003 was a successful year for Sepracor, and I hope to report further successes throughout 2004.

Timothy J. Barberich

Timothy J. Barberich
Chairman & Chief Executive Officer

Building brand loyalty

by leveraging strong clinical results and expanded coverage.

At the end of 2003, XOPENEX® brand levalbuterol HCl inhalation solution had achieved approximately a 28 percent share of new prescriptions in the unit-dose vial (UDV) segment of the short-acting bronchodilator market. XOPENEX inhalation solution revenues for 2003 were approximately $286.8 million, representing an increase of 51 percent over the previous year. XOPENEX inhalation solution continued to perform well in the hospital sector, having achieved more than a 30 percent share of the unit-dose vial segment as of December 2003. We believe that XOPENEX's commercial success can be attributed to the continued publication of relevant preclinical and clinical data, increased penetration by our 450-person primary care and hospital sales force to targeted market areas, and a well-executed marketing campaign.

In 2003, XOPENEX inhalation solution achieved some of its greatest share gains in total prescriptions among primary care physicians (PCPs) and pulmonologists, with a 3.3 and 7.8 share point increase from December 2002 to December 2003, respectively. PCPs represent approximately 35 percent of the prescribers of beta-agonist inhalation solutions. PCPs make up nearly 60 percent of the prescriber base for metered-dose inhalers (MDIs), and as such, provide a strong platform from which to grow the XOPENEX franchise, upon the anticipated addition of the MDI.

Among the XOPENEX data presented or published in 2003 were the results of a large-scale, 547-patient, double-blind study conducted at the University Hospitals of Cleveland and Rainbow Babies' and Children's Hospitals. The study evaluated hospital admissions for patients who were treated with XOPENEX 1.25 mg and for those treated with racemic albuterol 2.5 mg inhalation solution when presenting to the emergency department. In this study, fewer patients taking XOPENEX (36%) required hospital admission versus those treated with racemic albuterol (45%) ($p=0.02$). The results of this study were published in the *Journal of Pediatrics* in December 2003.

We expect to expand our current sales organization to approximately 1,250 sales professionals, which will allow us to extend our presence to PCPs not currently reached by our sales force, and provide more frequent coverage to our existing prescriber base.

Brent Prather, MD
Allergist
Prather Pediatric Asthma and Allergy
Opelousas and Lafayette, LA

"Prescribing medicine for a potentially life-threatening disease requires that I have confidence in the drug. XOPENEX gives me that confidence."




XOPENEX® Hospital Units Growth
Units in Millions
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
Market Share
35%
30%
25%
20%
15%
10%
5%
0%
Jun 01
Aug 01
Oct 01
Dec 01
Feb 02
Apr 02
Jun 02
Aug 02
Oct 02
Dec 02
Feb 03
Apr 03
Jun 03
Aug 03
Oct 03
Dec 03
Total XOPENEX Unit Sales
XOPENEX UDV Market Share
SOURCE: IMS-DDD-COT

Xopenex® (levalbuterol HCl)

by delivering fast, effective relief for a rapidly growing number of asthma and COPD patients.

Asthma is a chronic lung disorder characterized by reversible airway obstruction and the pathologic finding of airway inflammation. According to the American Lung Association, approximately 26 million Americans have been diagnosed with asthma in their lifetime. It is the most common childhood illness and affects approximately 8.6 million children in the U.S. under the age of 18. Although asthma cannot be cured, the use of medications, including short-acting bronchodilators, can help improve breathing during asthma attacks.

2003 U.S. Short-Acting Bronchodilator Nebulizer Solution Market Prescriptions by Specialty


Pulmonologists 5%
Allergists 3%
Other 19%
Pediatricians 38%
Primary Care 35%

SOURCE: NPA 12/03

Bronchodilators help to expand airways that contract during an asthma attack. An asthma attack may be triggered by allergens such as pollen, mold or dust; smoke or pollution; exercise; or changes in weather.



XOPENEX inhalation solution is indicated for the treatment or prevention of bronchospasm in patients 6 years of age and older with reversible obstructive airway disease, and is marketed in 0.31 mg, 0.63 mg, and 1.25 mg dosage strengths.

Short-acting bronchodilators are the most-prescribed asthma therapy among primary care physicians and pediatricians in the U.S., according to IMS Health information, and are used to provide relief to patients experiencing bronchoconstriction caused by an asthma attack.

While the cause of asthma is unknown, it is believed to be multi-factoral with contributions from both genetic and environmental components. Asthma symptoms may include chest tightness; wheezing; shortness of breath; and coughing, particularly during or after exercise or at night. Asthma sufferers may experience some or all of these symptoms during an asthma attack.

Building on the strength of XOPENEX®

to branch out into additional segments of the asthma care market.

To round-out Sepracor's XOPENEX® franchise, the hydrofluoroalkane (HFA) metered-dose inhaler (MDI) formulation, if approved, will expand our reach to a greater number of patients suffering from respiratory disorders. The MDI patient population consists of more than double the number of patients using nebulizers as it is comprised primarily of patients between the ages of 12 and 65, in contrast to nebulizer solution users who are typically younger than age 12 and older than age 50.

In 2003, we completed Phase III studies of XOPENEX in an HFA MDI. In each of the three, large-scale pivotal Phase III trials that we conducted, the XOPENEX HFA MDI was well tolerated and met the targeted efficacy endpoints in both adults and children with asthma. In the primary airway function measure, FEV_1 (a test of lung function that measures the amount of air forcefully exhaled in one second), the XOPENEX HFA MDI produced statistically and clinically significant improvements relative to placebo ($p<0.001$).

In 2002, we entered into an agreement with 3M Drug Delivery Systems to develop and manufacture a XOPENEX HFA MDI. The collaboration combines our compound, levalbuterol, with 3M's expertise in manufacturing MDIs, the device most commonly used by patients for the treatment of asthma or chronic obstructive pulmonary disease (COPD).

The expected phase-out of chlorofluorocarbons (CFCs) would require the development of a new CFC-free MDI technology. The 3M HFA technology has built on the positive features of the MDI, while adding improvements such as:

- Reliable and consistent dose regardless of storage position;
- A mist-like spray with reduced spray force;
- An improved "tail-off" profile, providing patients with a predictable and effective dose even when the canister is nearly empty; and
- Less variable dose delivery at colder temperatures than CFC albuterol MDIs.

Our MDI development program includes over 1,800 pediatric and adult subjects in 12 clinical studies. Data from these studies of the XOPENEX MDI add to our existing body of knowledge for XOPENEX inhalation solution, which has been comprehensively studied in both adult and pediatric patients.

M. Catherine Gustilo, MD
Family Physician
Caritas Good Samaritan Medical Center
Brockton, MA

"The availability of an MDI would make XOPENEX accessible to the largest population of asthma and COPD sufferers who require portability and fast-acting relief from their rescue medication."


M.Catherine Gustilo
Physician MD
Family Practice


2003 U.S. Short-Acting Inhaler Bronchodilator Market
Prescriptions by Specialty
Pulmonologists
4%
Allergists
5%
Pediatricians
13%
Other
20%
Primary Care
58%
SOURCE: IMS (NPA)

Xopenex HFA™
(levalbuterol tartrate HFA)
Inhalation Aerosol

to give physicians a new, easy-to-use asthma care treatment.

Metered-dose inhalers (MDIs) are hand-held devices consisting of a pressurized canister containing medication and a mouthpiece through which the medicine is inhaled. Since MDIs are easily portable, they are generally the preferred choice among teenagers and adults, while nebulizer therapy is often preferred for young children and older adults who may find that a nebulizer is both easier to use and allows medication to more deeply penetrate into the lungs of patients having difficulty breathing.

Under provisions in the Montreal Protocol on Substances that Deplete the Ozone Layer, an international agreement that requires the phase-out of substances determined to be harmful to the ozone layer, MDIs containing chlorofluorocarbon (CFC) propellants would qualify for removal from the marketplace. In December 2003, the Health and Human Services Department published its regulatory agenda in the *Federal Register*, which included a plan on the part of the U.S. Food and Drug Administration (FDA) to begin the rule-making process directed toward removal of the essential use exemption for albuterol MDIs that contain CFCs. If the exemption is removed, it would prevent albuterol products containing CFC propellants, including MDIs, from being marketed in the U.S., representing an important transition for the short-acting bronchodilator MDI market. Generic albuterol in a CFC MDI formulation is currently the market share leader for short-acting bronchodilator MDI prescriptions.



SEPRACOR
Xopenex HFA
Inhalation Aerosol

While XOPENEX inhalation solution is now widely used in pediatric and hospital settings, primary care physicians constitute the largest prescriber base for short-acting bronchodilator MDIs.

According to the *Federal Register*, the FDA is planning to publish in March 2004, a proposed rule to remove the essential use exemption for albuterol CFC MDIs and to provide a comment period on the proposed rule through June 2004. The FDA is targeting completion of the rule by March 2005.

U.S. Short-Acting Inhaled Bronchodilator Market Potential at Branded Prices
Approximately $3 Billion



$ in billions
3.0
2.5
2.0
1.5
1.0
.5
0
MDI Market*
$1.6B
Nebule Market**
$1.3B
*Assumes parity pricing to branded PROVENTIL® HFA
**Assumes XOPENEX® branded price based on number of doses of unit-dose vials (UDV) and multidose combined, and XOPENEX utilization (three times a day vs. four times a day).

SOURCE: Internal estimates based on IMS DDD & NPA data

Building for the future

with a new insomnia treatment poised for launch.

In February 2004, we received an approvable letter for our New Drug Application (NDA) for ESTORRA™ brand eszopiclone for the treatment of insomnia characterized by difficulty falling asleep and/or difficulty maintaining sleep during the night and early morning. Contingent upon approval from the U.S. Food and Drug Administration (FDA), we would expect the recommended dosing to achieve sleep maintenance to be 2 mg or 3 mg for adult patients and 2 mg for elderly patients, and for elderly patients whose primary complaint is difficulty falling asleep, we would expect the recommended dosing to be 1 mg. The FDA has not requested additional preclinical or clinical trials for approval, and contingent upon the FDA's review of additional information required for approval, we expect to launch ESTORRA in the second half of 2004.

Throughout 2003, Phase III ESTORRA data were presented at several medical meetings, including the American Psychiatric Association meeting in May, the Associated Professional Sleep Societies meeting in June and the International Psychogeriatric Association meeting in August. Among the data presented were the results of a Phase III, 231-older-adult-patient, multi-center, randomized, double-blind, placebo-controlled, parallel-group study; a pivotal six-week, randomized, double-blind, multi-center, placebo-controlled, parallel-design Phase III clinical trial in 308 adult patients; and the first successful, long-term study conducted with an anti-insomnia agent for the treatment of chronic insomnia. In this 788-patient trial, safety and efficacy were evaluated for 12 months of treatment, the first six months of which were double-blind, placebo-controlled and the second six months of which were open-label. The results of this study were also published in the November 2003 issue of the journal *SLEEP*.

Also in 2003, we initiated a comprehensive Phase IIIB/IV clinical program for ESTORRA, including a second six-month, double-blind, placebo-controlled safety and efficacy study. Other ongoing Phase IIIB/IV studies will evaluate the effect of ESTORRA in the treatment of insomnia in patients with depression, in rheumatoid arthritis sufferers, and in women who are experiencing symptoms of perimenopause. More than 2,200 patients are expected to enroll in these studies, which we initiated with a goal of expanding the treatment options for patients whose sleep is frequently disrupted by chronic insomnia and these other common conditions.

Andrew D. Krystal, MD
Director, Sleep Research Laboratory and Insomnia Clinic of
Duke University Medical Center
Durham, NC

"I am excited by ESTORRA's potential to address each of the symptoms of insomnia such as difficulty falling asleep, awakening during the night and early morning, and poor quality sleep. Considering that the ESTORRA clinical data demonstrates that these problems can be addressed for a long duration, I believe that this medication may provide physicians with a treatment option that is appropriate for more of their patients with insomnia."




2003 U.S. Anti-Insomnia Agent
Prescriptions by Specialty
Other
21%
Psychiatrists
13%
Primary Care
66%
SOURCE: IMS (NPA)

Estorra™ (eszopiclone)

by working to provide insomnia sufferers with a new treatment option.

According to the National Institutes of Health, insomnia affects more than 50 million Americans. Primary insomnia is characterized by the occurrence of insomnia symptoms not caused by any other known physical or mental condition. However, people who suffer from insomnia may experience disturbed sleep secondary to other physical or psychiatric conditions or diseases, including depression and anxiety; pain, such as that which occurs in patients suffering from rheumatoid arthritis (RA); or in women undergoing the natural hormonal changes associated with perimenopause. According to the National Sleep Foundation's (NSF) *2003 Sleep in America Poll*, among adults diagnosed with depression, as many as 70 percent indicated that they experience at least one symptom of insomnia. Another poll of patients diagnosed with RA, which was also conducted by the NSF, indicated that approximately 75 percent of RA sufferers often experience sleep disturbances. There are 40 to 50 million women of perimenopausal age in the U.S. Symptoms of perimenopause often include insomnia characterized by frequent awakenings during the night and difficulty falling back to sleep due to hot flashes associated with this hormonal change.

According to the NSF, 37 million older Americans suffer from frequent sleep problems that, if ignored, can complicate the treatment of several other medical conditions, from arthritis to diabetes, heart and lung disease and depression. This NSF poll shows that poor sleep among older adults often goes unnoticed by the medical community. Although the majority of older adults (67%) report frequent sleep problems, only about seven million elderly patients have been diagnosed with insomnia.

2003 U.S. Anti-Insomnia Agent Market



Total Value
Approximately $1.8 Billion
2,000
1,500
1,000
500
0
$ in millions
'98
'99
'00
'01
'02
'03
Total Prescriptions
Approximately 47 Million
50
40
30
20
10
5
0
Millions of Prescriptions
'98
'99
'00
'01
'02
'03

SOURCE: IMS (Combined Retail and Non-Retail Sales)   SOURCE: IMS (NPA)

On February 27, 2004, we received an approvable letter from the FDA for our NDA for our anti-insomnia agent, ESTORRA.



Estorra
1mg
100
Tablets
Estorra
2mg
100
Tablets
Estorra
3mg
100
Tablets

Building a primary care portfolio

with compounds to address additional therapeutic areas.

Phase III

Arformoterol

We are developing a long-acting bronchodilator, arformoterol, for maintenance treatment of chronic obstructive pulmonary disease (COPD), which encompasses patients with chronic bronchitis and emphysema. COPD is the fourth leading cause of death in the U.S. and, according to the National Center for Health Statistics, an estimated 24 million adults in the U.S. have demonstrated evidence of impaired lung function such as that seen in patients with COPD. Symptoms of COPD include chronic cough, chest tightness, difficulty breathing and increased mucus production. Patients suffering from bronchoconstriction associated with COPD often use bronchodilators, which help to relax and open airways, enabling patients to breathe more easily.

Bronchodilators have the potential to improve lung function, decrease symptoms, help increase mucus clearance and reduce the number of exacerbations in patients suffering from COPD. The U.S. market for all bronchodilators used to treat COPD was approximately $4.6 billion in 2003, according to IMS Health information.

We have completed more than 100 preclinical studies and have initiated or completed 15 clinical studies for arformoterol inhalation solution for maintenance treatment of patients with COPD.

In our arformoterol Phase II program, we saw a significant improvement in FEV_1 (a test of lung function that measures the amount of air forcefully exhaled in one second), immediately after dosing with a duration of action of up to 24 hours.

In 2003, we completed a 725-patient, 12-week pivotal Phase III study of arformoterol and a second pivotal Phase III trial is nearing completion.

Phase II

(S)-Amlodipine

We are investigating (S)-amlodipine as a potential treatment for hypertension and have conducted both Phase I and Phase II studies. The evolving paradigms for hypertension treatment are focusing on the use of multiple mechanistic approaches as initial therapy, such as the use of calcium channel blockers

2003 U.S. Long-Acting Bronchodilator Market


Total Value
Approximately $2.8 Billion
$ in millions
3,000
2,500
2,000
1,500
1,000
500
0
'98
'99
'00
'01
'02
'03
Total Prescriptions
Approximately 20.1 Million
Millions of Prescriptions
25
20
15
10
5
0
'98
'99
'00
'01
'02
'03

SOURCE: IMS (RPP)

SOURCE: IMS (NPA)

(CCBs), angiotensin converting enzyme (ACE) inhibitors or angiotensin II receptor blockers (ARBs). In 2004, we plan to expand the (S)-amlodipine program to include development of (S)-amlodipine in combination with other mechanistic approaches for the treatment of hypertension.

Planned 2004 Proof-of-Concept Studies

SEP-226330

SEP-226330 is a norepinephrine and dopamine reuptake inhibitor (NDRI). In 2004, we intend to conduct a Phase II proof-of-concept study for the treatment of restless legs syndrome, a movement disorder that is reported to afflict up to 15 percent of the U.S. adult population.

SEP-226332

SEP-226332 is an antagonist of 5-HT_3, a serotonin receptor subtype in the brain. It is our intention to conduct a proof-of-concept study in support of SEP-226332 for the treatment of sleep apnea. Obstructive sleep apnea (OSA) is a serious and potentially life-threatening condition. Sleep apnea affects approximately 15-20 million Americans and is characterized by brief interruptions of breathing during sleep, with in some cases as many as 60 interruptions per hour. The pathogenesis of the disorder, which includes altered serotonin activity, suggests that patients with OSA may respond to drug therapy.

We are committed to building a strong portfolio of central nervous system (CNS) candidates including SEP- 226330 and SEP-226332, which would complement our anti-insomnia agent, ESTORRA.


2003 U.S. Anxiety Market
Total Value
Approximately $3.1 Billion
$ in millions
4,000
3,000
2,000
1,000
0
'98
'99
'00
'01
'02
'03
SOURCE: IMS (Combined Retail and Non-Retail Sales)
Total Prescriptions
Approximately 75.6 Million
Millions of Prescriptions
80
60
40
20
0
'98
'99
'00
'01
'02
'03
SOURCE: IMS (NPA)

SEP-174559

SEP-174559 is a $GABA_A$ receptor modulator with a selectivity profile that favors the alpha-2 subunit of the GABA receptor. The term "$GABA_A$" refers to the predominant inhibitory neurotransmitter in the brain. In 2004, we intend to conduct Phase II proof-of-concept studies of SEP-174559, which are expected to include trials for the treatment of anxiety, muscle spasm and spasticity. Preclinical data suggest that SEP-174559 has the potential to provide a rapid onset of action with less sedation than currently marketed anxiolytics for acute anxiety. An estimated 65 million adults in the U.S. suffer from some form of anxiety disorder. Approximately 37 million Americans suffer from back or neck pain, two-thirds of whom also suffer from muscle spasm. Spasticity, a condition in which a patient's muscles are in a state of continuous contraction and is usually caused by damage to the portion of the brain or spinal cord that controls voluntary movement, is estimated to affect approximately 3 million Americans.

Building commercial momentum

with an expanded sales force.

With the receipt of the approvable letter for ESTORRA™ brand eszopiclone in February 2004, we began the formal hiring phase of our sales force expansion. Initiated in 2003, our recruitment efforts have enabled us to identify hundreds of qualified candidates to whom we extended offers during the first quarter of 2004. We expect to have the additional 750 sales professionals, specialty sales professionals, hospital specialists, area business managers and regional directors fully trained before our anticipated launch of ESTORRA in the second half of 2004.

We began the candidate identification process in 2003 and were quickly able to select highly-qualified candidates for each tier in our expanded sales force structure plan. As with our previous sales force expansion, our target candidates are highly experienced individuals, many from specialty and large pharmaceutical companies.

ESTORRA™ Sales Force Structure Plan


10 RDs
45 Area Managers
450 Pharmaceutical Sales Specialists
XOPENEX®
12 RDs
119 ABMs
50 Hospital Specialists
175 Specialty Sales Reps
900 Pharmaceutical Sales Specialists in 450 Mirrored Territories
ESTORRA™/XOPENEX®



Nick Sinerate, a Sepracor sales representative, discusses XOPENEX with **Lama Rimawi, MD** of Chestnut Hill, MA

The new sales organization is expected to integrate with the existing sales infrastructure both in terms of experience and focus. Our sales force currently markets XOPENEX® not only to respiratory specialists, but also to primary care physicians. With the sales force expansion, we will increase our breadth and frequency of coverage to encompass additional primary care doctors for XOPENEX inhalation solution, and we will be well positioned for an anticipated launch of the XOPENEX HFA MDI, if and when it is approved by the FDA. Since the majority of prescriptions for insomnia treatments are also written by primary care physicians, we believe that the new sales force will provide the optimum breadth of coverage and frequency for both XOPENEX and ESTORRA.

Additional launch activities continue, including publication planning and execution. ESTORRA data, including more than 20 abstracts and several oral presentations, are expected to be introduced at upcoming medical society meetings in 2004, including the American Psychiatric Association, the Associated Professional Sleep Societies, the American Geriatrics Society, the American Association for Geriatric Psychiatry, the American Academy of Neurology and the American College of Obstetricians and Gynecologists.

Sepracor Inc. Selected Financial Data

Year Ended December 31, (in thousands, except per share data)	2003	2002	2001	2000	1999
Statement of Operations Data:					
Revenues:					
Product sales	$ 286,819	$ 190,227	$ 125,248	$ 57,160	$ 16,383
Royalties	51,487	48,491	25,663	2,573	2,000
Collaborative research and development	–	–	–	3,573	2,390
License fees and other	5,734	250	1,184	21,939	1,886
Total revenues	344,040	238,968	152,095	85,245	22,659
Costs and expenses:					
Cost of revenue	30,219	24,609	15,904	14,334	4,919
Research and development	220,224	243,797	231,278	170,759	122,400
Selling, general and administrative and patent costs	196,920	177,863	131,386	98,398	65,336
Total costs and expenses	447,363	446,269	378,568	283,491	192,655
Loss from operations	(103,323)	(207,301)	(226,473)	(198,246)	(169,996)
Other income (expense):					
Interest income	6,179	15,553	25,669	41,919	21,896
Interest expense	(50,907)	(63,720)	(47,793)	(47,760)	(33,078)
Debt conversion expense[(1)]	–	(63,258)	–	–	–
Gain (loss) on early extinguishment of debt[(2)]	(4,645)	44,265	–	–	–
Equity in investee gains (losses)[(3)]	(1,921)	(1,514)	(1,601)	3,501	(3,246)
Other	157	(515)	997	(7,051)	272
Gain on sale of affiliate stock[(4)]	18,524	–	23,034	–	–
Net loss before minority interest	(135,936)	(276,490)	(226,167)	(207,637)	(184,152)
Minority interest in subsidiary	–	—	2,152	3,620	1,438
Net loss from continuing operations	(135,936)	(276,490)	(224,015)	(204,017)	(182,714)
Discontinued operations:					
Loss from discontinued operations (net of minority interest)[(5)]	–	–	–	–	(345)
Net loss	$ (135,936)	$(276,490)	$ (224,015)	$(204,017)	$(183,059)
Basic and diluted net loss per common share from continuing operations	$ (1.61)	$ (3.34)	$ (2.89)	$ (2.80)	$ (2.77)
Basic and diluted net loss per common share from discontinued operations	$ –	$ –	$ –	$ –	$ (0.00)
Basic and diluted net loss per common share	$ (1.61)	$ (3.34)	$ (2.89)	$ (2.80)	$ (2.77)
Shares used in computing basic and diluted net loss per common share:					
Basic and diluted	84,639	82,899	77,534	72,757	66,049
Balance Sheet Data:					
Cash and short- and long-term investments[(6)]	$ 840,388	$ 556,434	$ 941,024	$ 634,479	$ 335,823
Total assets	1,020,225	727,113	1,093,531	750,958	406,635
Long-term debt[(6)]	1,040,789	982,852	1,260,817	853,916	490,611
Stockholders' equity (deficit)	$ (619,211)	$(392,180)	$ (313,702)	$(214,674)	$(155,705)

(1) Represents inducement costs associated with our exchange of approximately $147,000 of our convertible subordinated debt in privately negotiated transactions.

(2) Represents a loss on our redemption of our remaining outstanding $111.9 million face value of 7% convertible subordinated debentures due 2005 in 2003 and a gain from our repurchase of approximately $131,090 of our 7% convertible subordinated debentures in privately negotiated transactions in 2002.

(3) Represents: (a) our portion of BioSphere Medical, Inc. losses in 2003, 2002 and 2001 (beginning July 3, 2001), (b) our portion of HemaSure Inc. (now known as Point Therapeutics, Inc.) losses and a gain of $5,000 resulting from the release of a HemaSure Inc. loan guarantee in 2000 as a result of HemaSure Inc.'s repayment in full of the loan and (c) our portion of HemaSure Inc. and Vicuron Pharmaceuticals Inc. (formerly Versicor Inc.) losses in 1999. See Footnote C – Notes to Consolidated Financial Statements.

(4) Represents a gain on the sale of 1,170 shares of Vicuron Pharmaceuticals Inc. common stock in 2003 and 2,600 shares of BioSphere Medical, Inc. common stock in 2001.

(5) Discontinued operations relate to BioSphere Medical, Inc.

(6) In January 2004, we redeemed the entire principal amount ($430,000) of our 5.75% convertible subordinated notes due 2006 for approximately $433,700, including accrued interest, and received net proceeds of approximately $145,875 from the exercise of an additional $150,000 of our 0% convertible senior subordinated notes. See Footnote K – Notes to Consolidated Financial Statements.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report to Stockholders contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial condition, including statements with respect to the expected timing and results of completion of phases of our drugs under development, the safety, efficacy and potential benefits of our products under development, expectations with respect to development and commercialization of our product candidates, the timing and results of the submission, acceptance and approval of regulatory filings, the scope of patent protection with respect to these product candidates and our products and information with respect to the other plans and strategies for our business and the business of our subsidiaries. All statements other than statements of historical facts included in this Annual Report to Stockholders regarding our strategy, future operations, timetables for product testing, regulatory approvals and commercializations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report to Stockholders, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Factors Affecting Future Operating Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report to Stockholders.

You should read these forward-looking statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. You should be aware that the occurrence of any of the events described under the heading "Factors Affecting Future Operating Results" and elsewhere in this Annual Report to Stockholders could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline.

We cannot guarantee any future results, levels of activity, performance or achievements. The forward-looking statements contained in this Annual Report to Stockholders represent our expectations as of the date of this Annual Report to Stockholders and should not be relied upon as representing our expectations as of any other date. Subsequent events and developments will cause our expectations to change. However, while we may elect to update these forward-looking statements, we specifically disclaim any obligation to do so, even if our expectations change.

Executive Overview

We are a research-based pharmaceutical company dedicated to treating and preventing human disease through the discovery, development and commercialization of innovative pharmaceutical compounds. We select compounds for development that have the potential to offer improvements over existing therapies with respect to efficacy, side effect profile, dosage forms, and in some cases, the opportunity for additional indications. We market and sell XOPENEX, currently our only commercialized product, directly through our sales force and through a co-promotion agreement. We have entered into out-licensing arrangements with respect to several other compounds. We expect to commercialize products that we successfully develop through our sales force, through co-promotion agreements and through out-licensing partnerships.

Critical near-term success factors for us include our ability to:

- obtain final approval of our ESTORRA NDA from the FDA and successfully market and sell our ESTORRA product for the treatment of insomnia;
- continue to increase our XOPENEX revenues by maintaining targeted sales and marketing efforts aimed at hospitals, pulmonologists, allergists, primary care physicians and pediatricians; and
- file an NDA with the FDA, obtain approval from the FDA and successfully market and sell XOPENEX HFA MDI, a metered-dose inhaler version of XOPENEX, which will provide an enhancement to our existing XOPENEX franchise.

We believe that success in these areas should allow us to achieve profitability and provide us the ability to repay our convertible debt of $1,190,000,000, as of March 1, 2004, of which, $440,000,000, $250,000,000 and $500,000,000 in principal amount comes due in 2007, 2008 and 2010, respectively, if not converted, repurchased or otherwise refinanced earlier.

Our material sources of revenue in 2003 were product revenues from XOPENEX and to a lesser extent royalty revenues received from sales of ALLEGRA, CLARINEX and XYZAL/XUSAL and revenue from our agreement to co-promote ASTELIN. We introduced XOPENEX brand levalbuterol HCl, a short-acting bronchodilator, in May 1999. XOPENEX is the first pharmaceutical product we developed and commercialized.

All of our revenue from product sales for the year ended December 31, 2003 and 2002 and substantially all of our product revenues for the year ended December 31, 2001, resulted from sales of XOPENEX. If the FDA approves our ESTORRA NDA, for which we received an approvable letter in February 2004, we do not expect to launch ESTORRA until mid-2004 at the earliest. Accordingly, we expect that sales of XOPENEX will represent all of our product sales and a majority of our total revenues through at least the middle of 2004. We do not have long-term sales contracts with our customers and we rely on purchase orders for sales of XOPENEX. Reductions, delays or cancellations of orders for XOPENEX could adversely affect our operating results. If sales of XOPENEX do not continue to increase, we may not have sufficient revenue to achieve our business plan and our business will not be successful. Our other principal product candidates are currently under development and, if we do not successfully develop these other product candidates, our business will be adversely affected.

In 2004, we expect to incur an operating and net loss as we continue to invest in research and development activities relating to development of our late-stage drug candidates, including our XOPENEX HFA MDI and arformoterol.

In 2004, if we receive approval from the FDA to commercialize ESTORRA, we expect sales and marketing expenses to increase significantly as we:

- seek to increase our sales force to approximately 1,250 employees;
- undertake marketing programs for commercial launch of the product, including significant spending on physician and direct-to-consumer advertising; and
- increase our sales commission and distribution costs as sales of the product increase.

Significant 2003 and 2004 Developments

On January 31, 2003, we submitted a New Drug Application, or NDA, to the United States Food and Drug Administration, or FDA, seeking clearance to market ESTORRA brand eszopiclone 2 mg and 3 mg tablets for the treatment of transient and chronic insomnia. On February 27, 2004, we received an "approvable" letter from the FDA for our NDA for ESTORRA brand eszopiclone 2 mg tablets and 3 mg tablets for the treatment of insomnia characterized by difficulty falling asleep, and/or difficulty maintaining sleep during the night and early morning for adult (2 mg and 3 mg) and elderly (2 mg) patients, and a 1 mg tablet for elderly patients whose primary complaint is difficulty falling asleep. The FDA has not requested additional clinical or pre-clinical trials for final approval. We expect to expand our primary care sales force in anticipation of marketing ESTORRA to primary care physicians and psychiatrists, the principal prescribers of sleep medications. If the FDA delays or denies final approval of our NDA for ESTORRA, then commercialization of ESTORRA may be delayed or terminated, which could have a material adverse effect on our business.

On December 12, 2003, we issued an aggregate of $600,000,000 in principal amount of 0% convertible senior subordinated notes, including $200,000,000 principal amount of 0% Series A convertible senior subordinated notes due 2008 and $400,000,000 principal amount of 0% Series B convertible senior subordinated notes due 2010. In connection with the sale of the 0% Series A notes and the 0% Series B notes, we incurred offering costs of approximately $16,943,000. The net proceeds to us after offering costs were approximately $583,057,000. We used $94,820,000 of the proceeds from the issuance of the 0% Series A notes and 0% Series B notes to purchase call spread options on our common stock to mitigate potential future dilution from conversion of the 0% Series A notes and 0% Series B notes. On January 16, 2004, we completed the sale of an additional $150,000,000 principal amount of 0% convertible senior subordinated notes in connection with the initial purchasers' exercise of their option to purchase additional 0% notes. This amount consisted of $50,000,000 principal amount of 0% Series A convertible senior subordinated notes due 2008 and $100,000,000 principal amount of 0% Series B convertible senior subordinated notes due 2010. We did not enter into call spread transactions with respect to our common stock in connection with this sale.

On January 9, 2004, we completed the redemption of $430,000,000 aggregate principal amount of our 5.75% convertible subordinated notes due November 15, 2006. We redeemed the 5.75% notes, pursuant to their terms, at 100% of the principal amount, plus accrued but unpaid interest from November 15, 2003 to, but excluding, the redemption date. The total aggregate redemption price for the 5.75% notes was approximately $433,709,000, including approximately $3,709,000 of accrued interest. The 5.75% notes that we redeemed represented all of our remaining outstanding 5.75% notes.

On December 2, 2003, we announced that we had discontinued development of SOLTARA brand tecastemizole 15 mg and 30 mg capsules for the treatment of allergic rhinitis. We had received a "not approvable" letter from the FDA in March 2002 on our NDA for SOLTARA. We incurred a non-cash charge of approximately $19,000,000 in the fourth quarter of 2003 as a result of our discontinuation of the development of SOLTARA.

In July 1998, we entered into a license agreement with Janssen Pharmaceutical NV, a wholly-owned subsidiary of Johnson & Johnson, granting Janssen exclusive worldwide rights to our patents covering ticalopride, formerly known as (+)-norcisapride, an isomer of the active metabolite of Janssen's PROPULSID®. In April 2001, Janssen notified us that it had suspended clinical trials of ticalopride for the treatment of gastroesophageal reflux disease, or GERD, pending further analysis of a small number of adverse events reported in GERD and diabetic patients. In October 2003, Janssen notified us that its investigational new drug application, or IND, for ticalopride had been placed on inactive status and that Janssen had terminated development of ticalopride.

On July 10, 2003, we redeemed the remaining outstanding $111,870,000 face value of our 7% convertible subordinated debentures due 2005 for aggregate cash consideration of $115,226,000, excluding accrued interest. Due to this redemption, we recorded a loss in other income of approximately $4,645,000, including the write-off of $1,289,000 of deferred financing costs, in 2003.

In August 2002, we signed an agreement with MedPointe, Inc. which was amended on June 2, 2003, for the co-promotion of ASTELIN (azelastine HCl), a nasal-spray antihistamine. ASTELIN is the only antihistamine that has been approved by the FDA for the treatment of symptoms of both seasonal allergic rhinitis in adults and children 5 years of age and older, and non-allergic vasomotor rhinitis in adults and children 12 years and older. Under the remaining term of the agreement, our sales force will continue to market ASTELIN to pulmonologists, allergists, pediatricians and primary care physicians in United States hospitals and clinics, we will receive a percentage of ASTELIN net sales above agreed upon quarterly baseline sales levels, and we will continue to be reimbursed for certain promotional and training expenses. Upon signing the amendment, we received an upfront, nonrefundable payment of $1,750,000. We are recognizing this upfront payment as revenue ratably over the remaining two years of the agreement. In 2003, we recorded $656,000 as revenue related to this upfront payment and $5,078,000 as co-promotion revenue related to our co-promotion agreement, with MedPointe.

In July 2002, we completed the move out of our leased facilities at 33 and 111 Locke Drive, Marlborough, Massachusetts and moved into our newly constructed research and development and corporate office building in the SPCC at 84 Waterford Drive, Marlborough, Massachusetts. Since that time, we have been seeking to sublease our facilities at 33 and 111 Locke Drive, the leases of which extend through June 2007. As a result, we have accrued $1,405,000 in 2003 and $2,263,000 in 2002 for our estimated cumulative future minimum lease obligation under these leases, net of estimated future sublease rental income through the term of the leases. In aggregate, we have recorded $3,668,000 as future minimum lease obligations under these leases and at December 31, 2003 the remaining accrual was $1,122,000.

Revenue-Related Agreements

Fexofenadine HCl. In July 1993, we licensed to Hoechst Marion Roussel, Inc., now Aventis, our U.S. patent rights covering fexofenadine HCl. In October 1996, Aventis introduced ALLEGRA, which is fexofenadine hydrochloride. In 1999, under an amendment to our agreement with Aventis, we assigned to Aventis our United States patent relating to fexofenadine and licensed to Aventis certain United States patent applications relating to fexofenadine. Under the terms of a separate agreement, Aventis obtained an exclusive license to our fexofenadine patents that had been the subject of litigation in Europe, and various other patent oppositions between the two companies outside the United States. Since March 1, 1999, we have been entitled to receive royalties on fexofenadine product sales in countries where we have patents related to fexofenadine. We have been entitled to receive royalties on any fexofenadine sales in the United States since February 2001. We are currently receiving royalties from Aventis for sales of ALLEGRA in the United States, Japan, Canada, Australia and in certain European Union, or EU, member states. We recorded $34,697,000, $35,504,000 and $25,379,000 of royalty revenues under these agreements in 2003, 2002 and 2001, respectively.

Desloratadine. In December 1997, we licensed to Schering-Plough Corporation exclusive worldwide rights to our patents and patent applications relating to desloratadine, an active metabolite of loratadine, which is used as an antihistamine. Schering has marketed desloratadine as CLARINEX since 2002. We have recorded approximately $15,633,000 and $12,370,000 of royalty revenue under this agreement in 2003 and 2002, respectively.

Levocetirizine. In June 1999, we entered into a license agreement with UCB Farchim SA, an affiliate of UCB, relating to levocetirizine, an isomer of cetirizine, which is marketed by UCB as ZYRTEC, for the treatment of allergic rhinitis. Under the terms of the agreement with UCB, we have exclusively licensed to UCB all of our issued patents and pending patent applications relating to levocetirizine in all countries, except the United States and Japan. UCB has marketed levocetirizine under the brand names XUSAL and XYZAL in Germany since February 2001, and in other European countries since the fourth quarter of 2001. We recorded approximately $1,127,000 and $415,000 of royalty revenue under the agreement with UCB in 2003 and 2002, respectively.

Eszopiclone. In October 1999, we entered into an agreement with Rhone-Poulenc Rorer SA, now Aventis, under which we exclusively licensed Aventis' preclinical, clinical and post-marketing surveillance data package relating to zopiclone, its isomers and metabolites, to develop, make, use and sell eszopiclone in the United States. Under this agreement with Aventis, Aventis assigned all U.S. patent applications relating to (S)-zopiclone to us, and Aventis retained the right under the licensed data package to manufacture (S)-zopiclone in the United States for non-United States markets. Upon signing of the agreement, we paid a $5,000,000 license fee to Aventis. In 2000, we paid a $1,000,000 milestone payment to Aventis upon initiation of Phase III clinical trial of eszopiclone. In 2003, we paid a $5,000,000 milestone payment to Aventis upon our submission to the FDA of an NDA for ESTORRA brand eszopiclone. Upon approval of ESTORRA by the FDA, if achieved, we will pay a final milestone payment of $5,000,000 to Aventis and we will pay a 5% royalty to Aventis on all future net product sales of ESTORRA in the United States, if any.

Ticalopride. In July 1998, we entered into a license agreement with Janssen giving Janssen exclusive worldwide rights to our patents and patent applications relating to ticalopride ((+)-norcisapride), an isomer of the active metabolite of Janssen's PROPULSID. Under the terms of the Ticalopride Agreement, we have exclusively licensed to Janssen rights to develop and market the ticalopride product worldwide. In October 2003, we were notified by Janssen that its investigational new drug application, or IND, for ticalopride had been placed on inactive status and that Janssen had terminated development of ticalopride.

Results of Operations

Year Ended December 31, 2003 Compared to 2002

Revenues: Product sales were $286,819,000 in 2003 as compared with $190,227,000 in 2002, an increase of approximately 51%. Sales of XOPENEX, which we commercially introduced in May 1999, accounted for all of the 2003 and 2002 product sales. The increase in product sales in 2003 as compared with 2002 is due primarily to an increase in unit volume sales of XOPENEX of 50% and also due to net selling price per unit increases of approximately 1%. We believe that the increase in the unit volume sales of XOPENEX and the increase in market share can be attributed to our release to the medical community of positive Phase IV clinical data relating to XOPENEX, favorable experiences with XOPENEX reported by patients and physicians, our targeted marketing efforts and an increase in the number of XOPENEX sales representatives.

Royalties were $51,487,000 in 2003 as compared with $48,491,000 in 2002, an increase of approximately 6%. The increase in 2003 as compared with 2002 is due primarily to an increase in royalties earned on sales of CLARINEX. The royalties earned on CLARINEX sales were $15,633,000 in 2003 as compared to $12,370,000 in 2002, an increase of approximately 26%. Offsetting the increase in royalties earned on sales of CLARINEX is a slight decrease in royalties earned on sales of ALLEGRA. The royalties earned on ALLEGRA sales were $34,697,000 in 2003 as compared to $35,504,000 in 2002, a decrease of approximately 2%. We expect revenues from royalties earned on both CLARINEX and ALLEGRA to decrease slightly in 2004 due to the continued adverse impact on sales of these prescription allergy drugs resulting from the availability of competitor allergy drugs without a prescription.

License fees and other revenues were $5,734,000 in 2003 as compared with $250,000 in 2002. Other revenues in 2003 represent co-promotion revenue of $5,078,000 received from MedPointe for our co-promotion of ASTELIN and $656,000 of other MedPointe related revenue. Other revenues in 2002 represent our reimbursement of training costs under our co-promotion agreement for ASTELIN.

Costs of Revenues: Cost of products sold was $28,879,000 in 2003 as compared with $23,369,000 in 2002, an increase of approximately 24%. The increase was due to product sales increasing by 51% offset by a lower manufacturing cost per unit, which resulted from an increase in the number of units of XOPENEX produced in 2003 as compared to 2002. Cost of product sales as a percentage of product sales decreased to 10% in 2003 as compared to 12% in 2002.

Cost of royalties earned was approximately $1,340,000 in 2003 as compared with $990,000 in 2002. The cost of royalties in 2003 and 2002 relates to an obligation to a third-party as a result of royalties we received from Schering-Plough Corporation based upon their sales of CLARINEX.

Cost of license fees and other revenues, was $0 in 2003 as compared with $250,000 in 2002. The 2002 cost relates to the cost for training relating to the ASTELIN Agreement.

Research and Development: Research and development expenses were $220,224,000 in 2003 as compared with $243,797,000 in 2002, a decrease of approximately 10%. The decrease in 2003 as compared with 2002 is primarily due to a decrease in spending related to clinical studies for SOLTARA brand tecastemizole, for which we discontinued development in December of 2003, partially offset by increased spending on preclinical and clinical studies in our pharmaceutical programs, including (1) the continuation of Phase III clinical study costs relating to XOPENEX HFA MDI, (2) the continuation of Phase III clinical studies for arformoterol, and (3) a charge of $18,814,000 related to the write-off of patents and other intangible assets related to our discontinuation of the development of SOLTARA brand tecastemizole. In 2003, we also made significant investments in Phase IIIB clinical studies relating to ESTORRA brand eszopiclone.

In 2004, we expect research and development expenditures to slightly decrease from 2003 because of a reduction in the number of late-stage product candidates undergoing clinical trials. Our principal research and development activities will be (1) Phase IV studies for XOPENEX; (2) Phase IIIB/IV studies for ESTORRA; and (3) Phase III studies and NDA preparation for arformoterol. We expect to submit two NDA's in 2004.

Drug development and approval in the United States is a multi-step process regulated by the FDA. The process begins with the filing of an IND which, if successful, allows opportunity for clinical study of the potential new drug. Clinical development typically involves three phases of study: Phase I, II and III. The most significant costs in clinical development are in the Phase III clinical trials as they tend to be the longest and largest studies in the drug development process. Following successful completion of Phase III clinical trials, an NDA must be submitted to, and accepted by, the FDA, and the FDA must approve the NDA, prior to commercialization of the drug. As further discussed below, we currently have two product candidates in Phase III and one NDA submitted in January 2003 and currently under FDA review. The successful development of our product candidates is highly uncertain. An estimation of product completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. The lengthy process of seeking FDA approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or delay in obtaining, regulatory approvals could materially adversely affect our business. We cannot assure you that we will obtain any approval required by the FDA on a timely basis, if at all.

For additional discussion of the risks and uncertainties associated with completing development of potential product candidates, see "Factors Affecting Future Operating Results."

Below is a summary of our product candidates and the related stages of development for each product candidate in clinical development. The "Estimate of Completion of Phase" column contains forward-looking statements regarding our estimates as to timing of completion of product development phases. Completion of product development, if successful, culminates with the submission of an NDA to the FDA. The actual timing of completion of phases could differ materially from the estimates provided in the table. The table is sorted by highest to lowest spending amounts in 2003, and the five product candidates listed accounted for approximately 87% of our direct project research and development spending in 2003. No other product candidate accounted for more than 3% of our direct R&D spending in 2003.

Product Candidate	Indication	Phase of Development	Estimate of Completion of Phase
XOPENEX HFA MDI	Respiratory-Asthma	Phase III	2004
Arformoterol	Respiratory-COPD	Phase III	2004
ESTORRA (eszopiclone)	Insomnia	NDA	2004*
SOLTARA (tecastemizole)	Respiratory-Allergies	Discontinued	**
(S)-Oxybutynin	Urology-Incontinence	Phase III	***

* We received an "approvable" letter from the FDA in February 2004.

** We received a "not-approvable" letter for SOLTARA brand tecastemizole from the FDA in March 2002. On December 2, 2003 we announced that we had discontinued development of SOLTARA brand tecastemizole.

*** We have elected not to fund future clinical studies related to (S)-oxybutynin at this time pending further review of the program. We are unable to estimate completion of phase.

Selling, Marketing and Distribution: Selling, marketing and distribution expenses were $172,762,000 in 2003 as compared with $155,204,000 in 2002, an increase of approximately 11%. The increase in 2003 as compared with 2002 is principally due to increased XOPENEX sales commission expense paid to internal sales representatives and to a third-party sales contractor as a result of the 51% increase in XOPENEX product sales in 2003 as compared with 2002. Offsetting the increase in sales commission expense is a significant decrease in recruiting costs incurred in 2003 as compared with 2002. During 2002, we expanded our XOPENEX sales force by approximately 240 sales representatives.

In 2004, if we receive approval from the FDA to commercialize ESTORRA, we expect selling, marketing and distribution expenses to increase significantly as we seek to increase our sales force to approximately 1,250 employees, undertake marketing programs for commercial launch of ESTORRA, and increase our sales commission and distribution costs as sales of ESTORRA increase.

General and Administrative: General and administrative and patent costs were $24,158,000 in 2003 as compared with $22,659,000 in 2002, an increase of approximately 7%. The increase in 2003 as compared with 2002 is primarily due to increased insurance costs for directors and officers liability insurance, which are the result of an overall increase in insurance premiums in 2003 as compared to 2002. Offsetting this increase is a decrease in rent expense resulting from our move to our new corporate headquarters in June 2002.

Other Income (Expense): Interest income was $6,179,000 in 2003 as compared with $15,553,000 in 2002. The decrease in 2003 as compared with 2002 is due primarily to lower average cash and short and long-term investment balances available for investment and a decrease in the interest rates earned on investments in 2003.

Interest expense was $50,907,000 in 2003 as compared with $63,720,000 in 2002. The decrease in 2003 as compared with 2002 is due primarily to lower outstanding average balances on all of our interest-bearing convertible debentures, particularly on the 7% convertible subordinated debentures due 2005. The average outstanding balance on the 7% convertible subordinated debentures in 2003 was approximately $55,935,000 as compared with $205,915,000 in 2002. This decrease accounts for approximately

$10,499,000, or 82%, of the decrease in interest expense for 2003 as compared with 2002. We expect interest expense to be $25,709,000 in 2004.

Debt conversion expense was $0 in 2003 as compared with $63,258,000 in 2002. In 2002, we exchanged $147,000,000 face value of our convertible subordinated debt for 5,711,636 shares of our common stock. The expense represents the fair market value of 3,415,561 shares of our common stock which we issued as an inducement to the debt holders for conversion of their convertible subordinated debt, less any accrued interest.

Gain (loss) on early extinguishment of debt was ($4,645,000) in 2003 as compared with $44,265,000 in 2002. In 2003, we redeemed the remaining outstanding $111,870,000 face value of our 7% convertible subordinated debentures due 2005 for aggregate cash consideration of $115,226,000, excluding accrued interest. The loss of $4,645,000 includes the write-off of $1,289,000 of deferred financing costs related to the redeemed 7% debentures. In 2002, we repurchased an aggregate of $131,090,000 face value of our 7% convertible subordinated debentures due 2005 for an aggregate consideration of approximately $84,779,000 in cash, excluding accrued interest, resulting in the recording of a gain.

Equity in investee losses were $1,921,000 in 2003 as compared with $1,514,000 in 2002. The equity in investee loss in 2003 and 2002 represents our portion of the losses of BioSphere Medical, Inc., referred to as BioSphere, for 2003 and 2002.

Gain on sale of equity investment was $18,524,000 in 2003 as compared with $0 in 2002. This represents a gain of $18,524,000 recognized on the sale of our investment in Vicuron, formerly known as Versicor, Inc., common stock.

Year Ended December 31, 2002 Compared to 2001

Revenues: Product sales were $190,227,000 in 2002 as compared with $125,248,000 in 2001, an increase of approximately 52%. Sales of XOPENEX, which we commercially introduced in May 1999, accounted for all of our 2002 product sales and 98% of our 2001 product sales. The increase in product sales in 2002 as compared with 2001 is due primarily to an increase in unit volume sales of XOPENEX of 40% and also due to net selling price per unit increases of approximately 11%. We believe that the increase in the unit volume sales of XOPENEX and the increase in market share can be attributed to our release to the medical community of positive Phase IV clinical data relating to XOPENEX, favorable experiences with XOPENEX reported by patients and physicians, our targeted marketing efforts and an increase in the number of XOPENEX sales representatives.

Royalties were $48,491,000 in 2002 as compared with $25,663,000 in 2001, an increase of approximately 89%. The increase in 2002 as compared with 2001 is due in part to an increase in royalties earned on sales of ALLEGRA. The royalties earned on ALLEGRA sales were $35,504,000 in 2002 as compared to $25,254,000 in 2001, an increase of approximately 40%. The increase also reflected royalties earned on sales of CLARINEX of $12,370,000 in 2002 as compared to $0 in 2001, under the DCL agreement. We began earning royalties on commercial sales of ALLEGRA in the United States during February 2001, in Japan during November 2000 and in several other countries in 1999. We began earning royalties on commercial sales of CLARINEX, which are primarily in the United States, in January 2002.

License fees and other revenues were $250,000 in 2002 as compared with $1,184,000 in 2001. Other revenues in 2002 represent our reimbursement of training costs under our copromotion agreement for ASTELIN and in 2001 represent revenues of BioSphere other than product revenues recognized by BioSphere through July 2, 2001 in connection with its core EmboSphere Microsphere business.

Costs of Revenues: Cost of products sold was $23,369,000 in 2002 as compared with $15,411,000 in 2001, an increase of approximately 52%. The increase was due to product sales also increasing by 52%. Cost of product sales as a percentage of product sales remained at 12% in 2002 as it was in 2001.

Cost of royalties earned was approximately $990,000 in 2002 as compared to $0 in 2001. The cost in 2002 relates to an obligation to a third party as a result of royalties which we began earning in 2002 from Schering-Plough Corporation based upon their sales of CLARINEX.

Cost of license fees and other revenues was $250,000 in 2002 as compared with $493,000 in 2001. The 2002 cost relates to the cost for training relating to our co-promotion agreement for ASTELIN and in 2001 relates to the cost of BioSphere revenues other than those related to its core EmboSphere Microsphere business.

Research and Development: Research and development expenses were $243,797,000 in 2002 as compared with $231,278,000 in 2001, an increase of approximately 5%. The increase in 2002 as compared with 2001 is primarily due to increased spending on preclinical and clinical studies in our pharmaceutical programs, including (1) the continuation of Phase III clinical study costs relating to XOPENEX HFA MDI, (2) the initiation of new clinical studies for SOLTARA brand tecastemizole, and (3) the initiation of Phase III clinical studies for arformoterol. In 2002, we also made significant investments in the initiation of Phase III clinical studies for (S)-oxybutynin and in NDA preparation costs and Phase III clinical study costs relating to ESTORRA brand eszopiclone.

Below is a summary of our product candidates and the related stages of development for each product candidate in clinical development. The "Estimate of Completion of Phase" column contains forward-looking statements regarding timing of completion of product development phases. Completion of product development, if successful, culminates with the submission of an NDA to the FDA. The actual timing of completion of phases could differ materially from the estimates provided in the table. The table is sorted by highest to lowest spending amounts in 2002, and the five product candidates listed accounted for approximately 86% of our direct project research and development spending in 2002. No other product candidate represented more than 5% of our direct R&D spending in 2002.

Product Candidate	Indication	Phase of Development	Estimate of Completion of Phase
XOPENEX HFA MDI	Respiratory-Asthma	Phase III	2004
SOLTARA (tecastemizole)	Respiratory-Allergies	Discontinued	*
Arformoterol	Respiratory-COPD	Phase III	2004
(S)-Oxybutynin	Urology-Incontinence	Phase III	**
ESTORRA (eszopiclone)	Insomnia	NDA	2004***

* We received a "not-approvable" letter for SOLTARA brand tecastemizole from the FDA in March 2002. On December 2, 2003 we announced that we had discontinued development of SOLTARA brand tecastemizole.

** We have elected not to fund future clinical studies related to (S)-oxybutynin at this time pending further review of the program. We are unable to estimate completion of phase.

*** We received an "approvable" letter from the FDA in February 2004.

Selling, Marketing and Distribution: Selling, marketing and distribution expenses were $155,204,000 in 2002 as compared with $111,654,000 in 2001, an increase of approximately 39%. The increase in 2002 as compared with 2001 is principally due to increased payroll and related selling expenses as a result of the expansion of our XOPENEX sales force from approximately 220 sales representatives and managers at December 31, 2001 to approximately 460 sales representatives and managers at December 31, 2002.

General and Administrative: General and administrative and patent costs were $22,659,000 in 2002 as compared with $19,732,000 in 2001, an increase of approximately 15%. The increase in 2002 as compared with 2001 is primarily due to increased amortization of deferred financing costs as a result of our issuance of $500,000,000 of 5.75% convertible subordinated debentures due 2006 in December 2001 and increased directors and officers liability insurance costs, offset by general and administrative costs related to BioSphere which were $0 in 2002 as compared to $1,729,000 in 2001. We consolidated BioSphere results through July 2, 2001.

Other Income (Expense): Interest income was $15,553,000 in 2002 as compared with $25,669,000 in 2001. The decrease in 2002 as compared with 2001 is due to lower average cash and short- and long-term investment balances available for investment and a decrease in the interest rates earned on investments in 2002.

Interest expense was $63,720,000 in 2002 as compared with $47,793,000 in 2001. The increase in 2002 as compared with 2001 is due primarily to interest on the $500,000,000 of 5.75% convertible subordinated notes due 2006, which we issued in the fourth quarter of 2001, partially offset by reduced interest expense on our other series of convertible debt resulting from our conversion and repurchase of approximately $278,090,000 of convertible subordinated debt in 2002.

Debt conversion expense was $63,258,000 in 2002 as compared with $0 in 2001. In 2002, we exchanged $147,000,000 face value of our convertible subordinated debt for 5,711,636 shares of our common stock. The expense represents the fair market value of 3,415,561 shares of our common stock that we issued as an inducement to the debt holders for conversion of their convertible subordinated debts, less any accrued interest.

Gain on early extinguishment of debt was $44,265,000 in 2002 as compared to $0 in 2001. In 2002, we repurchased an aggregate of $131,090,000 face value of our 7% convertible subordinated debentures due 2005 for an aggregate consideration of approximately $84,779,000 in cash, excluding accrued interest, resulting in the recording of a gain.

Equity in investee (losses) were ($1,514,000) in 2002 as compared with ($1,601,000) in 2001. The equity in investee loss in 2002 and 2001 represents our portion of BioSphere losses for 2002 and for the period from July 3, 2001 to December 31, 2001.

Net other income (expense) was ($515,000) in 2002 as compared with $997,000 in 2001. Other expense in 2002 primarily represents expense of $906,000 recognized on the decreased valuation of the Vicuron warrants that we held, recorded as a derivative, partially offset by a $191,000 net gain on the exercise of these warrants. Other income in 2001 primarily represents income of $1,252,000 recognized on the increased valuation of these Vicuron warrants.

Gain on sale of equity investment was $0 in 2002 as compared with $23,034,000 in 2001. This gain in 2001 represents our net gain on our sale of 2,600,000 shares of BioSphere common stock as part of a public offering of BioSphere common stock in July and August 2001.

Minority interest in subsidiaries (net of discontinued operations) resulted in a reduction of consolidated net loss of $0 in 2002 as compared to $2,152,000 in 2001. In 2001, our sale of 2,600,000 shares of BioSphere common stock resulted in a reduction of our ownership in BioSphere from approximately 55% to 26%. As of December 31, 2002, our ownership of BioSphere was approximately 25%. As a result of the sale of BioSphere common stock, we ceased to consolidate BioSphere and instead record our investment under the equity method.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission, or SEC, requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of a company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are more fully described in Note B to our consolidated financial statements included in this report, we believe the following accounting policies are critical:

Revenue Recognition: We recognize revenue from product sales when title to product and associated risk of loss has passed to the customer and collectability is reasonably assured. We record revenues from product sales net of applicable allowances for returns, rebates and other applicable discounts and allowances.

The timing of product shipments and receipts can have a significant impact on the amount of revenue recognized in a period. Also, the majority of our products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration. We have invested in resources to track channel inventories in order to prevent distributor inventories from increasing to excessive levels.

License fees and other revenue include non-refundable upfront license fees, co-promotion agreement revenue, milestones and other revenue. Non-refundable upfront license fees are recorded as revenue over the related performance period or at such time when there are no remaining performance obligations. Co-promotion revenue is recognized when cash is received from our co-promotion partner, usually one quarter in arrears from when the revenue is recognized by our co-promotion partner, because this revenue is not reasonably estimable. Milestones are recorded as revenue when achieved and only if there are no remaining performance obligations and the fees are non-refundable. Other revenue includes revenues recognized by BioSphere through July 2, 2001 that are not related to its core EmboSphere Microsphere business.

We record collaborative research and development revenue from research and development contracts over the term of the applicable contract, as we incur costs related to the contract.

Royalty Revenue Recognition: Royalty revenue is recognized based upon estimates of sales in licensed territories in the period in which the sales occur. These estimates are derived when possible from information from the company paying the royalty, or from historical data and third-party prescription data. Changes in market conditions, such as the introduction of competitive products, can lead to significant deviations from historical patterns and therefore cause estimates to be inaccurate. When estimates differ from actual results, the difference is recognized in the following quarter, provided the difference is not material to the results of either quarter.

Rebate and Return Reserves: Certain product sales qualify for rebates from standard list pricing due to government sponsored programs or other contractual agreements. We also allow for return of our product for up to one year after product expiration. We record these allowances as reductions of revenue at the time product sales are recorded. We derive reserves for product returns and rebates through an analysis of historical experience updated for changes in facts and circumstances as appropriate and by utilizing reports obtained from external, independent sources. These allowances require us to make significant judgments and estimates, which could require adjustments in the future. Reserves for rebate programs are shown as other current liabilities on the balance sheet and were $19,520,000 and $8,825,000 at December 31, 2003 and 2002, respectively. The largest of these rebate reserves is related to Medicaid rebates. If government contracts change materially, the associated reserves estimated for those programs can change significantly. Reserves for returns are shown as other current liabilities on the balance sheet and were $8,362,000 and $5,605,000 at December 31, 2003 and 2002, respectively. Estimates of reserves for returns are impacted by the extended return cycle, and by other factors such as introduction of a new competitive product, or other change in market conditions leading to a change in historical return patterns.

Patents, Intangible Assets and Other Assets: Major assets that we capitalize include third-party patents and licenses purchased, as well as deferred financing costs. We review long-lived assets for impairment by comparing the undiscounted projected cash flows of the related assets with their carrying amount. We treat any write-downs as permanent reductions in the carrying amount of the assets.

We currently have long-lived assets, which include patents on drug compounds in late stages of clinical development but not yet successfully developed or approved. If any of these drug compounds fails to receive final FDA approval, we could potentially have material write-downs of assets related to the drug compounds. For example, we purchased patents primarily relating to tecastemizole. During 2002, we received a "not approvable" letter from the FDA and in 2003, we discontinued development of SOLTARA brand tecastemizole and wrote off the remaining unamortized patents and other intangible assets of $18,814,000 related to tecastemizole.

Accounts Receivable and Bad Debt: Our trade receivables in 2003 and 2002 primarily represent amounts due to us from wholesalers, distributors and retailers of XOPENEX. We perform ongoing credit evaluations of our customers and generally do not require collateral. Bad debt write-offs were not significant in 2003, 2002 and 2001; however, they could be significant in the future and we monitor our receivables closely because a few customers make up a large portion of our overall revenues. In 2003 and 2002, our top four customers accounted for 69% and 66%, respectively, of our total revenues.

Induced Conversion of Debt: We account for the conversion of convertible debt to equity securities pursuant to an inducement in accordance with Statement of Financial Standards, or SFAS, No. 84, "Induced Conversions of Convertible Debt." We recognize as debt conversion expense, in other expense, an amount equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. If we choose to induce conversion of debt to equity, this inducement charge could have a material impact on the financial results for the reporting period.

Inventory Write-downs: Inventory represents bulk material, work-in-process and finished goods relating to XOPENEX product on hand, valued at cost. Our XOPENEX product currently has a shelf life, as approved by the FDA, of 15 months. Inventories are reviewed periodically for slow-moving or obsolete status based on sales activity, both projected and historical, and through a review of the expiration dates. Our current sales projections provide for full utilization of the inventory balance. If product sales levels differ from projections, inventory may not be fully utilized and could be subject to impairment, at which point we would write down the value of the inventory to its net realizable value.

We expense costs relating to inventory until such time as the commercialization of a new product becomes probable, and then we capitalize the costs.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" and, in December 2003, issued a revision to that interpretation. FIN No. 46R replaces FIN No. 46 and addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity (VIE) is defined as (a) an ownership, contractual or monetary interest in an entity where the ability to influence financial decisions is not proportional to the investment interest, or (b) an entity lacking the investment capital sufficient to fund future activities without the support of a third party. FIN No. 46R establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual condition for consolidation does not apply. We adopted FIN No. 46 in the year ended December 31, 2003, and will adopt FIN No. 46R in the first quarter of 2004 for non-special purpose entities created prior to February 1, 2003. We do not expect a material effect from the adoption of FIN No. 46R.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements. The provisions of this statement are effective for us for contracts entered into or modified after June 30, 2003. Our adoption of SFAS No. 149 has not had a material effect on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). Many of the instruments that fall within the scope of SFAS No. 150 were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Our adoption of SFAS No. 150 has not had a material effect on our financial statements.

Liquidity and Capital Resources

Our liquidity requirements have historically consisted of research and development expenses, sales and marketing expenses, capital expenditures, working capital, debt service and general corporate expenses. We have funded these requirements and the growth of our business primarily through convertible subordinated debt offerings, the issuance of common stock, including the exercise of stock options, and sales of product and license agreements for our drug compounds. We expect to meet our short-term liquidity needs through the use of our cash and short-term investments on hand at December 31, 2003.

Cash Flows

Cash, cash equivalents and short- and long-term investments totaled $840,388,000 at December 31, 2003, compared to $556,434,000 at December 31, 2002, and include restricted cash of $1,500,000 in both years.

The net cash used in operating activities for the year ended December 31, 2003 was $104,351,000. The net cash used in operating activities includes a net loss of $135,936,000, adjusted by non-cash charges of $26,592,000, which includes a write-off of intangible assets related to the discontinuation of the development of SOLTARA of $18,814,000, a gain on the sale of shares of Vicuron common stock of $18,524,000, a loss on the redemption of debt of $4,645,000 and depreciation and amortization of $19,551,000. Accounts receivable increased by $28,937,000 due primarily to the increased sales of XOPENEX during December 2003 versus December 2002, and inventory decreased by $1,094,000 also due to the increased sales of XOPENEX in that same period. Other current assets increased by $720,000 primarily due to an increase in prepaid expenses related to a consulting contract offset by a decrease in royalty receivables related to our agreement with Aventis for ALLEGRA and our agreement with Schering relating to CLARINEX. Accounts payable increased by $7,435,000 primarily due to timing of vendor payments. Accrued expenses increased by $11,106,000 primarily due to an increase in sales and marketing accruals, which are the result of increased spending in that area in 2003 as compared to 2002, and an increase in accrued commissions, which are the result of increased XOPENEX sales in 2003 as compared to 2002. Other current liabilities increased by $14,327,000 primarily due to an increase in 2003 accruals for product revenue rebates and return reserves related to an increase in XOPENEX sales.

The net cash provided by investing activities for the year ended December 31, 2003 was $55,544,000. Cash provided by net sales of short- and long-term investments was $60,290,000. We made purchases of property and equipment of $4,692,000.

The net cash provided by financing activities for the year ended December 31, 2003 was $379,518,000. We used $115,770,000 to redeem $111,870,000 face value of our 7% convertible subordinated debentures due 2005. We received proceeds of $8,090,000 from the issuance of common stock under employee stock purchase plans and stock option plans. We received proceeds of $600,000,000, offset by $16,943,000 of issuance costs from the issuance of 0% convertible senior subordinated notes, of which we used $94,820,000 to purchase call spread options on our common stock to mitigate the potential dilution from the conversion of the 0% convertible senior subordinated notes. In January 2004 we used $433,709,000 to redeem the remaining outstanding $430,000,000 face value of our 5.75% convertible subordinated notes due 2006 at face value plus accrued interest.

We expect our capital expenditures will be approximately $23,000,000 in 2004, with the majority related to computer hardware, software and equipment purchases primarily to support our expected headcount expansion related to the launch of ESTORRA.

Our annual debt service through 2006, assuming no additional 5% debentures are converted, redeemed, repurchased or exchanged and accounting for the redemption of all of our 5.75% notes in January 2004, is approximately $22,000,000.

Our wholly-owned subsidiary, Sepracor Canada Limited, has a Canadian Government grant, which may be repayable if Sepracor Canada Limited fails to meet certain conditions. The grant is recorded as debt and is being amortized over the useful lives of the related capital assets. The unamortized balance as of December 31, 2003 was approximately $789,000.

We believe our existing cash and the anticipated cash flow from our current strategic alliances and operations will be sufficient to support existing operations through 2005. In the longer term we expect to fund our operations with revenue generated from product sales. Our actual future cash requirements and our ability to generate revenue, however, will depend on many factors, including:

- approval of our late stage product candidates, including ESTORRA, for which we received an "approvable" letter from the FDA on February 27, 2004, and XOPENEX HFA MDI;
- the progress of our preclinical, clinical and research programs;
- the number and breadth of these programs;
- achievement of milestones under our strategic alliance arrangements;
- sales of our products;
- acquisitions;
- our ability to establish and maintain additional strategic alliances and licensing arrangements; and
- the progress of our development efforts and the development efforts of our strategic partners.

If our assumptions underlying our beliefs regarding future revenues and expenses change, or if unexpected opportunities or needs arise, we may seek to raise additional cash by selling debt or equity securities or borrowing money from a bank. However, we may not be able to raise such funds on favorable terms, or at all.

Based on our current operating plan, we believe that we will not be required to raise additional capital to fund the repayment of our outstanding convertible debt when due. If we are not able to commercialize ESTORRA, it is likely that our business would be materially and adversely affected and that we would be required to raise additional funds in order to repay our outstanding convertible debt. In addition, if we are not able to commercialize XOPENEX HFA MDI, we may be required to raise additional funds. We cannot assure that, if required, we would be able to raise the additional funds on favorable terms, if at all.

Convertible Subordinated Debt

In December 1998, we issued $300,000,000 in principal amount of 7% convertible subordinated debentures due 2005, or 7% debentures. In July 2003, we redeemed the $111,870,000 principal amount of 7% debentures that remained outstanding. Pursuant to their terms, we redeemed the 7% debentures at 103% of the principal amount, plus accrued but unpaid interest from June 15, 2003 to, but excluding, the redemption date of July 10, 2003. The total aggregate redemption price for the 7% debentures was approximately $115,770,000, including approximately $544,000 in accrued interest. As a result of our redemption of the 7% debentures, we recorded a loss of $4,645,000 which included $1,289,000 of deferred financing costs that were written-off.

In February 2000, we issued $400,000,000 in principal amount of 5% convertible subordinated debentures due 2007, or 5% debentures. On March 9, 2000, we issued an additional $60,000,000 in principal amount of 5% debentures pursuant to an option granted to the initial purchaser of the 5% debentures. The 5% debentures are convertible into our common stock, at the option of the holder, at a price of $92.38 per share and bear interest at 5% payable semi-annually, commencing on August 15, 2000. The 5% debentures are redeemable by us on or after February 15, 2003 if the trading price of our common stock exceeds 120% of the conversion price ($110.86) for 20 trading days in a period of 30 consecutive trading days. We may be required to repurchase the 5% debentures at the option of the holders if a change in control occurs. As part of the sale of the 5% debentures, we incurred approximately $14,033,000 of offering costs, which were recorded as intangible assets and are being amortized over seven years, the term of the 5% debentures. The net proceeds to us after offering costs were approximately $445,967,000.

In March 2002, we exchanged $20,000,000 of our 5% debentures in privately negotiated transactions for 640,327 shares of our common stock. We charged to other expense associated inducement costs of $8,659,000, which represents the fair market value of the 216,497 shares of our common stock issued as an inducement to the holders for conversion of their 5% debentures. At December 31, 2003, $440,000,000 of the 5% debentures remained outstanding.

In November 2001, we issued $400,000,000 in principal amount of 5.75% convertible subordinated notes due 2006, or 5.75% notes. In December 2001, we issued an additional $100,000,000 in principal amount of 5.75% notes pursuant to an option granted to the initial purchaser of the 5.75% notes.

In March and April 2002, we exchanged $70,000,000 of our 5.75% notes in privately negotiated transactions for 2,790,613 shares of our common stock. We charged to other expense associated inducement costs of $28,000,000, which represents the fair market value of the 1,623,947 shares of our common stock issued as an inducement to the holders for conversion of their 5.75% notes. At December 31, 2003, $430,000,000 of the 5.75% notes remained outstanding.

In January 2004, we redeemed the $430,000,000 principal amount of 5.75% notes that remained outstanding. Pursuant to their terms, we redeemed the 5.75% notes at 100% of the principal amount, plus accrued but unpaid interest from November 15, 2003 to, but excluding, the redemption date of January 9, 2004. The total aggregate redemption price for the 5.75% notes was approximately $433,709,000, including approximately $3,709,000 in accrued interest. As a result of our redemption of the 5.75% notes, we recorded a loss of $7,022,000 in January 2004, which represents the deferred financing costs that were written-off.

In December 2003, we issued an aggregate of $600,000,000 in principal amount of 0% convertible senior subordinated notes including $200,000,000 principal amount of 0% Series A convertible senior subordinated notes due 2008, or Series A notes, and $400,000,000 principal amount of 0% Series B convertible senior subordinated notes due 2010, or Series B notes. Note holders may convert the Series A notes into shares of our common stock at a conversion rate of 31.3550 shares (reflecting a conversion price of $31.89 per share) and the Series B notes into shares of our common stock at a conversion rate of 33.5175 shares (reflecting a conversion price of $29.84 per share). In each case the conversion rate is per $1,000 principal amount of notes, subject to adjustment, at any time before close of business on December 15, 2008, in the case of the 0% Series A notes, or December 15, 2010, in the case of the 0% Series B notes. We may not redeem the notes prior to maturity. In connection with the sale of the 0% Series A notes and the 0% Series B notes, we incurred approximately $16,943,000 of offering costs, which were recorded as intangible assets and are being amortized over the respective terms of the notes which is 5 years in the case of the 0% Series A notes and 7 years in the case of the 0% Series B notes. The net proceeds to us after offering costs were approximately $583,057,000. At December 31, 2003, $200,000,000 of the 0% Series A notes and $400,000,000 of the 0% Series B notes, respectively, remained outstanding.

We used approximately $94,820,000 of the proceeds from the issuance of the 0% Series A notes and 0% Series B notes to purchase call spread options on our common stock, or call spread options. The call spread options cover approximately 7,800,000 shares of the 19,700,000 shares of our common stock that are initially issuable upon conversion of the 0% Series A notes and 0% Series B notes in full. The call spread options are designed to mitigate dilution from conversion of the 0% Series A notes and 0% Series B notes in the event that the market price per share of our common stock upon exercise of the call spread options is greater than $29.84 and is less than or equal to $65.00. The call spread options may be settled at our option in either net shares or in cash and expire in 2005. Settlement of the call spread options in net shares on the expiration date would result in us receiving a number of shares, not to exceed 19,700,000 shares, of our common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the call spread options, the amount of cash or net shares potentially received by us will be dependent upon then existing overall market conditions, and on our stock price, the volatility of our stock and the amount of time remaining on the call spread options.

In January 2004, the initial purchasers of the 0% Series A notes and the 0% Series B notes exercised their right to purchase an additional $50,000,000 principal amount of 0% Series A notes and $100,000,000 principal amount of 0% Series B notes. In connection with these transactions, we incurred approximately $4,125,000 of offering costs, which were recorded as intangible assets and are being amortized over the respective terms of the notes. The net proceeds to us after offering costs were approximately $145,875,000. We did not purchase call spread options in connection with this transaction.

The 0% Series A notes, 0% Series B notes and 5% debentures are currently trading at discounts to their respective face amounts. Accordingly, in order to reduce future cash interest payments, as well as future payments due at maturity, we may, from time to time, depending on market conditions, repurchase additional outstanding convertible debt for cash, exchange debt for shares of our common stock, warrants, preferred stock, debt or other considerations, or a combination of any of the foregoing. If we exchange shares of our capital stock, or securities convertible into or exercisable for our capital stock, for outstanding convertible debt, the number of shares that we might issue as a result of such exchanges could significantly exceed the number of shares originally issuable upon conversion of such debt and, accordingly, such exchanges could result in material dilution to holders of our common stock. We cannot assure that we will repurchase or exchange any additional outstanding convertible debt.

Sale of BioSphere Common Stock; Change to Equity Method of Accounting

In July 2001, we sold 2,000,000 shares of our BioSphere common stock, in a public offering in which BioSphere also sold 2,000,000 shares of BioSphere common stock, at a price to the public of $11.00 per share. On August 2, 2001, the underwriters exercised their over-allotment option to purchase an additional 600,000 shares of BioSphere common stock from us at a price to the public of $11.00 per share. We received net proceeds, after offering costs, from the sale of BioSphere common stock of approximately $26,526,000 and recognized a gain of approximately $23,034,000 in 2001. We recorded approximately $5,590,000 through additional paid-in capital as our gain on BioSphere's sale of 2,000,000 shares of BioSphere common stock. As a result of the public offering, our ownership in BioSphere was reduced from approximately 55% to 26%. As of December 31, 2003, our ownership of BioSphere was approximately 23%. Effective July 3, 2001, we no longer consolidate BioSphere and now account for our investment in BioSphere under the equity method. We have recorded $1,921,000, $1,514,000 and $1,601,000 as our share of BioSphere losses for the periods ended December 31, 2003, 2002 and 2001, respectively.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude contingent liabilities for which we cannot reasonably predict future payment. (See Chart A, below)

We have had no material related party activities in 2003 or 2002, other than those relating to the sale of BioSphere common stock and the valuation and exercise of the Vicuron warrants.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than operating leases in the normal course of business, or variable interest entities or activities that include non-exchange traded contracts accounted for at fair value.

Market Risk

We are exposed to market risk from changes in interest rates and equity prices, which could affect our future results of operations and financial condition. We manage our exposure to these risks through our regular operating and financing activities.

Interest Rates: Although our investments are subject to credit risk and interest rate risk, our investment policy specifies credit quality standards for our investments and our investment portfolio is monitored and stays in compliance with our investment policy. The primary objective of the investment policy is the preservation of capital. Due to the conservative nature and relatively short duration of our investments, interest rate risk is mitigated.

The interest rates on our convertible subordinated debt and capital lease obligations are fixed and, therefore, not subject to interest rate risk.

Equity Prices: Our convertible subordinated debt is sensitive to fluctuations in the price of our common stock into which the debt is convertible. Changes in equity prices would result in changes in the fair value of our convertible subordinated debt due to the difference between the current market price of the debt and the market price at the date of issuance of the debt. At December 31, 2003, a 10% decrease in the price of our common stock could have resulted in a decrease of approximately $142,993,000 on the net fair value of our convertible subordinated debt.

Additionally, we have cost investments in the equity securities of Vicuron Pharmaceuticals, Inc. and Point Therapeutics, Inc. These investments had a market value of $12,827,000 and $1,452,000, respectively at December 31, 2003. A 10% decrease in the equity prices of these securities would result in a combined decrease of approximately $1,428,000 in our investments.

Legal Proceedings

The Securities and Exchange Commission is conducting an investigation into trading in our securities, including trading by certain of our officers and employees during the period from January 1, 1998 through December 31, 2001. We have, and will continue to, cooperate fully with the investigation.

We and several of our current and former officers and a current director are named as defendants in several purported class action complaints which have been filed allegedly on behalf of certain persons who purchased our common stock and/or debt securities during different time periods, beginning on various dates, the earliest being May 17, 1999, and all ending on March 6, 2002. These complaints allege violations of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily they allege that the defendants made certain materially false and misleading statements relating to the testing, safety and likelihood of FDA approval of SOLTARA. On April 11, 2003, two consolidated amended complaints were filed, one on behalf of the purchasers of our common stock and the other on behalf of the purchasers of our debt securities.

Chart A

The following chart summarizes the Company's material contractual obligations as of December 31, 2003:

Contractual Obligations *(in thousands)*	Total	2004	2005	2006	2007	2008	2009 and beyond
Convertible subordinated debt – principal(1)	$1,470,000	$430,000(1)	$ –	$ –	$440,000	$200,000	$400,000
Convertible subordinated debt – interest(1)	72,459	25,709	22,000	22,000	2,750	–	–
Capital lease obligations	130	130	–	–	–	–	–
Operating leases (2)	2,852	832	808	808	404	–	–
Purchase obligations(3)	138,566	94,901	31,841	11,824	–	–	–
Total material contractual cash obligations	$1,684,007	$551,572	$54,649	$34,632	$443,154	$200,000	$400,000

(1) If the convertible subordinated debt were converted into common stock, these amounts would no longer be a contractual cash obligation. On January 9, 2004, we redeemed the $430,000,000 principal amount of 5.75% notes due 2006 that remained outstanding at December 31, 2003 for an aggregate redemption price of $433,709,000, including approximately $3,709,000 in accrued interest.

(2) Operating leases include leases located at 111 and 33 Locke Drive which we vacated in July 2002. The amounts reported include rent through the end of the leases in June 2007. We have, however, accrued $1,122,000 at December 31, 2003 for our estimated cumulative future minimum lease obligation, net of estimated sublease income.

(3) Purchase obligations relate to research and development commitments for new and existing products and open purchase orders for the acquisition of goods and services in the ordinary course of business. Our obligation to pay certain of these amounts may be reduced or eliminated based on certain future events.

These consolidated amended complaints reiterate the allegations contained in the previously filed complaints and define the alleged class periods as May 17, 1999 through March 6, 2002. We filed a motion to dismiss both consolidated amended complaints on May 27, 2003. On March 11, 2004, the court, while granting in part the motion to dismiss, did allow much of the case to proceed. The discovery process will begin shortly.

Factors Affecting Future Operating Results

Certain of the information contained in this report, including information with respect to the expected timing of completion of phases of development of our drugs under development, the safety, efficacy and potential benefits of our drugs under development, the timing and results of regulatory filings and the scope and duration of patent protection with respect to these products and information with respect to the other plans and strategies for our business and the business of our subsidiaries and certain of our affiliates, consists of forward-looking statements. The forward-looking statements contained in this report represent our expectations as of the date of this report. Subsequent events will cause our expectations to change. However, while we may elect to update these forward-looking statements, we specifically disclaim any intention or obligation to do so. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

We have never been profitable and we may not be able to generate revenues sufficient to achieve profitability. We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses on a consolidated basis of approximately $135.9 million for the year ended December 31, 2003 and $276.5 million for the year ended December 31, 2002. We expect to continue to incur significant operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

If we or our development partners fail to successfully develop our principal product candidates, we will be unable to commercialize the product candidates and our ability to become profitable will be adversely affected. Our ability to achieve profitability will depend in large part on successful development and commercialization of our principal products under development. Failure to successfully commercialize our products and products under development may have a material adverse effect on our business. Before we commercialize any product candidate, we will need to successfully develop the product candidate by completing successful clinical trials, submit an NDA for the product candidate that is accepted by the FDA and receive FDA approval to market the candidate. If we fail to successfully develop a product candidate and/or the FDA delays or denies approval of any submitted NDA or any NDA that we submit in the future, then commercialization of our products under development may be delayed or terminated, which could have a material adverse effect on our business.

A number of problems may arise during the development of our product candidates:

- results of clinical trials may not be consistent with preclinical study results;
- results from later phases of clinical trials may not be consistent with the results from earlier phases;
- results from clinical trials may not demonstrate that the product candidate is safe and efficacious;
- we and/or our development partners may elect not to continue funding the development of our product candidates; and
- funds may not be available for development of all of our product candidates.

We received an approvable letter from the FDA for ESTORRA on February 27, 2004; however, we cannot be certain that the FDA will approve the ESTORRA NDA.

Our success significantly depends on our continued ability to develop and market new products. There can be no assurance that we will be able to develop and introduce new products in a timely manner or that new products, if developed, will achieve market acceptance. In addition, our growth is dependent on our continued ability to penetrate new markets where we have limited experience and competition is intense. There can be no assurance that the markets we serve will grow in the future, that our existing and new products will meet the requirements of these markets, that our products will achieve customer acceptance in these markets, that competitors will not force prices to an unacceptably low level or take market share from us, or that we can achieve or maintain profits in these markets.

Although we have received an "approvable" letter from the FDA for our NDA for ESTORRA brand eszopiclone, we may not receive approval to commercialize ESTORRA. The FDA issues an "approvable" letter when it believes it can approve an NDA if the applicant submits specific additional information or agrees to specific conditions. In order to receive approval, the applicant must satisfy the requests made and/or answer the question posed by the FDA, through a resubmission of the NDA. On February 27, 2004, we received an "approvable" letter from the FDA for our ESTORRA NDA. We intend to resubmit the NDA and, assuming we satisfactorily respond to the issues raised by the FDA, we expect to receive approval during 2004. However, we cannot be certain that we will satisfactorily respond to the issues raised by the FDA or that the FDA will grant us approval during 2004, if at all. If the FDA delays or denies approval of our NDA for ESTORRA, or any other NDA that we file in the future, then commercialization of ESTORRA or our other products under development, may be delayed or terminated, which would have a material adverse effect on our business.

If any third-party collaborator is not successful in development of our product candidates, we may not realize the potential commercial benefits of the arrangement and our results of operations could be adversely affected. We have entered into a collaboration agreement with 3M Drug Delivery Systems Division for the scale-up and manufacturing of XOPENEX HFA MDI and we may enter into additional development collaboration agreements in the future. Under our agreement with 3M, 3M is responsible for manufacturing an MDI formulation of XOPENEX. We are responsible for conducting clinical trials using the 3M manufactured formulation. If the trials are successful, we would be responsible for submitting an NDA to the FDA for XOPENEX HFA MDI. If 3M is unable to manufacture a XOPENEX HFA MDI formulation, or our clinical trials are unsuccessful, we may be unable to proceed with the development of XOPENEX HFA MDI. If 3M, or any future development or commercialization collaborator, does not devote sufficient time and resources to its collaboration arrangement with us, breaches or terminates its agreement with us, fails to perform its obligation to us in a timely manner or is unsuccessful in its development and/or commercialization efforts, we may not realize the potential commercial benefits of the arrangement and our results of operations may be adversely affected. In addition, if regulatory approval of XOPENEX HFA MDI or any other product candidate under development by or in collaboration with a partner is delayed or limited, we may not realize, or may be delayed in realizing, the potential commercial benefits of the arrangement.

The royalties we receive under collaboration arrangements could be delayed, reduced or terminated if our collaboration partners terminate, or fail to perform their obligations under, their agreements with us, or if our collaboration partners are unsuccessful in their sales efforts. We have entered into collaboration arrangements pursuant to which we license patents to pharmaceutical companies and our revenues under these collaboration arrangements consist primarily of royalties on sales of products. Payments and royalties under these arrangements depend in large part on the commercialization efforts of our collaboration partners in countries where we hold patents, including sales efforts and the maintenance and protection of patents, which we cannot control. If any of our collaboration partners does not devote sufficient time and resources to its collaboration arrangement with us or focuses its efforts in countries where we do not hold patents, we may not realize the potential commercial benefits of the arrangement, our revenues under these arrangements may be less than anticipated and our results of operations may be adversely affected. If any of our collaboration partners was to breach or terminate its agreement with us or fail to perform its obligations to us in a timely manner, the royalties we receive under the collaboration agreement could decrease or cease. Any failure or inability by us to perform, or any breach by us in our performance of, our obligations under a collaboration agreement could reduce or extinguish the royalties and benefits to which we are otherwise entitled under the agreement. Any delay or termination of this type could have a material adverse effect on our financial condition and results of operations because we may lose technology rights and milestone or royalty payments from collaboration partners and/or revenue from product sales, if any, could be delayed, reduced or terminated.

The approval of the sale of certain medications without a prescription may adversely affect our business. In May 2001, an advisory panel to the FDA recommended that the FDA allow certain popular allergy medications to be sold without a prescription. In November 2002, the FDA approved CLARITIN®, an allergy medication, to be sold without a prescription. In the future, the FDA may also allow the sale of other allergy medications without a prescription. The sale of CLARITIN and/or, if allowed, the sale of other allergy medications without a prescription, may have a material adverse effect on our business because the market for prescription drugs, including ALLEGRA and CLARINEX, for which we receive royalties on sales, has been and may continue to be adversely affected. We expect revenues from royalties earned on both CLARINEX and ALLEGRA to decrease slightly in 2004 due to the continued adverse impact on sales of these prescription allergy drugs resulting from the availability of competitor allergy drugs without a prescription.

We will be required to expend significant resources for research, development, testing and regulatory approval of our drugs under development and these drugs may not be developed successfully. We develop and commercialize proprietary products for the primary care and specialty markets. Most of our drug candidates are still undergoing clinical trials or are in the early stages of development. Our drugs may not provide greater benefits or fewer side effects than other drugs used to treat the same condition and our research efforts may not lead to the discovery of new drugs with benefits over existing treatments or development of new therapies. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

- be developed successfully;
- be proven safe and efficacious in clinical trials;
- offer therapeutic or other improvements over comparable drugs;
- meet applicable regulatory standards;
- be approved for commercialization by the FDA;
- be capable of being produced in commercial quantities at acceptable costs; or
- be successfully marketed.

Sales of XOPENEX represent a majority of our revenues; if sales of XOPENEX do not continue to increase, we may not have sufficient revenues to achieve our business plan and our business will not be successful. All of our revenues from product sales for the years ended December 31, 2003 and 2002 and substantially all of our product revenues for the year ended December 31, 2001, resulted from sales of XOPENEX. If the FDA grants final marketing approval for our ESTORRA NDA, we do not expect to launch ESTORRA until mid-2004 at the earliest. On December 2, 2003, we announced that we had discontinued development of SOLTARA. Accordingly, we expect that sales of XOPENEX will represent all of our product sales and a majority of our total revenues through at least the middle of 2004. We do not have long-term sales contracts with our customers and we rely on purchase orders for sales of XOPENEX. Reductions, delays or cancellations of orders for XOPENEX could adversely affect our operating results. If sales of XOPENEX do not continue to increase, we may not have sufficient revenues to achieve our business plan and our business will not be successful.

XOPENEX competes primarily against generic albuterol in the asthma market. XOPENEX is more expensive than generic albuterol. We must continue to demonstrate to physicians and other healthcare professionals that the benefits of XOPENEX justify the higher price. If XOPENEX does not continue to compete successfully against competitive products, our business will not be successful.

If we fail to adequately protect or enforce our intellectual property rights, then we could lose revenue under our collaborative agreements or lose sales to generic versions of our products. Our success depends in part on our ability to obtain, maintain and enforce patents, and protect trade secrets. Our ability to commercialize any drug successfully will largely depend upon our ability to obtain and maintain patents of sufficient scope to prevent third parties from developing similar or competitive products. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent products and technology. It is also possible that we could incur substantial costs if we are required to initiate litigation against others to protect or enforce our intellectual property rights.

We have filed patent applications covering composition of, methods of making and methods of using, single-isomer or active-metabolite forms of various compounds for specific applications. Our revenues under collaboration agreements with pharmaceutical companies depend in part on the existence and scope of issued patents. We may not be issued patents based on patent applications already filed or that we file in the future and if patents are issued, they may be insufficient in scope to cover the products licensed under these collaboration agreements. We do not receive royalty revenue from sales of products licensed under collaboration agreements in countries where we do not have a patent for such products. The issuance of a patent in one country does not ensure the issuance of a patent in any other country. Furthermore, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. Legal standards relating to the scope and validity of patent claims are evolving. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the United States Patent and Trademark Office, which we refer to as the PTO, may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications would be costly, would require significant time and attention of our management and could have a material adverse effect on our business.

Should a generic drug company submit an Abbreviated New Drug Application, or ANDA, to the FDA seeking approval of a generic version of XOPENEX, we would expect to enforce patents against the generic drug company. However, the resulting patent litigation would involve complex legal and factual questions, and we may not be able to exclude a generic company, for the full term of our patents, from marketing a generic version of XOPENEX. Introduction of a generic copy of XOPENEX before the expiration of our patents could have a material adverse effect on our business.

If we face a claim of intellectual property infringement by a third party, then we could be liable for significant damages or be prevented from commercializing our products. Our success depends in part on our ability to operate without infringing upon the proprietary rights of others. Third parties, typically drug companies, hold patents or patent applications covering compositions, methods of making and uses, covering the composition of matter for most of the drug candidates for which we have patents or patent applications. Third parties also hold patents relating to drug delivery technology that may be necessary for the development or commercialization of some of our drug candidates. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the drug candidates until these third-party patents expire or are declared invalid or unenforceable by the courts. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor. Such contests and litigation would be costly, would require significant time and attention of our management, could prevent us from commercializing our products, could require us to pay significant damages and could have a material adverse effect on our business.

If our products do not receive government approval, then we will not be able to commercialize them. The FDA and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by us or our development partners. These agencies impose substantial requirements on the manufacture and marketing of drugs. Any unanticipated preclinical and clinical studies we are required to undertake could result in a significant increase in the funds we will require to advance our products to commercialization. In addition, the failure by us or our collaborative development partners to obtain regulatory approval on a timely basis, or at all, or the attempt by us or our collaborative development partners to receive regulatory approval to achieve labeling objectives, could prevent or adversely affect the timing of the commercial introduction of, or our ability to market and sell, our products. In March 2002, we were informed by the FDA that it issued a "not approvable" letter for our NDA for SOLTARA brand tecastemizole capsules. On December 2, 2003, we announced that we had discontinued development of SOLTARA.

In January 2003, we submitted an NDA to the FDA for ESTORRA brand eszopiclone and, in April 2003, the FDA notified us that it had accepted the NDA for filing. The FDA is currently reviewing our ESTORRA NDA. Prior to submission to the FDA of our NDA for ESTORRA, the FDA raised issues regarding completeness of the NDA. In response to these issues, prior to submitting the NDA, we completed additional preclinical studies, including carcinogenicity studies. We also conducted a 24-month toxicology assessment of ESTORRA. In February 2004, we received an approvable letter from the FDA for our NDA for ESTORRA. If the FDA delays or denies approval of our NDA for ESTORRA, or delays or denies acceptance or approval of any other NDA that we file in the future, then commercialization of ESTORRA or our other products under development may be delayed or terminated, which could have a material adverse effect on our business.

The regulatory process to obtain marketing approval requires clinical trials of a product to establish its safety and efficacy. Problems that may arise during clinical trials include:

- results of clinical trials may not be consistent with preclinical study results;
- results from later phases of clinical trials may not be consistent with the results from earlier phases; and
- products may not be shown to be safe and efficacious.

Even if the FDA or similar foreign agencies grant us regulatory approval of a product, the approval may take longer than we anticipate and may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

The development and commercialization of our product candidates could be delayed or terminated if we are unable to enter into collaboration agreements in the future or if any future collaboration agreement is subject to lengthy government review. Development and commercialization of some of our product candidates may depend on our ability to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of development and commercialization of these product candidates. We may not be able to enter into collaboration agreements and the terms of the collaboration agreements, if any, may not be favorable to us. The inability to enter into collaboration agreements could delay or preclude the development, manufacture and/or marketing of some of our drugs and could have a material adverse effect on our financial condition and results of operations because:

- we may be required to expend additional funds to advance the drugs to commercialization;
- revenue from product sales could be delayed; or
- we may elect not to commercialize the drugs.

We are required to file a notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, for certain agreements containing exclusive license grants and to delay the effectiveness of any such exclusive license until the expiration or earlier termination of the notice and waiting period under the HSR Act. If the expiration or termination of the notice and waiting period under the HSR Act is delayed because of lengthy government review, or if the Federal Trade Commission or Department of Justice successfully challenges such a license, development and commercialization could be delayed or precluded and our business could be adversely affected.

We have limited sales and marketing experience and expect to incur significant expenses in developing a sales force. Our limited sales and marketing experience may restrict our success in commercializing our products. We currently have limited marketing and sales experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we may license some of them to large pharmaceutical companies and market and sell through our sales forces or through other arrangements, including co-promotion arrangements. We have established a sales force to market XOPENEX. We also expect to rely primarily on a sales force to market ESTORRA, if it is approved by the FDA. We have incurred significant expense in expanding our sales force and expect to incur additional expense as we further expand. With respect to products under development, we expect to incur significant costs in expanding our sales force before the products have been approved for marketing. For example, although we do not expect to receive marketing approval from the FDA for ESTORRA before the middle of 2004, if at all, we have already begun expanding our sales force in anticipation of receiving such marketing approval. In addition, if we enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force.

Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel in the pharmaceutical industry and competition for these persons is intense. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. We may also need to enter into additional co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any co-promotion arrangements, and the terms of any co-promotion arrangements may not be favorable to us.

If we do not maintain current Good Manufacturing Practices, then the FDA could refuse to approve marketing applications. We do not have the capability to manufacture in sufficient quantities all of the products that may be approved for sale, and developing and obtaining this capability will be time consuming and expensive. The FDA and other regulatory authorities require that our products be manufactured according to their Good Manufacturing Practices regulations. The failure by us, our collaborative development partners or third-party manufacturers to maintain current Good Manufacturing Practices compliance and/or our failure to scale up our manufacturing processes could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

Failure to increase our manufacturing capabilities may mean that even if we develop promising new products, we may not be able to produce them. We currently operate a manufacturing plant, which is compliant with current Good Manufacturing Practices, that we believe can produce commercial quantities of the active pharmaceutical ingredient for XOPENEX and support the production of our other product candidates in amounts needed for our clinical trials. However, we will not have the capability to manufacture in sufficient quantities all of the products that may be approved for sale. Accordingly, we will be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

Our reliance on a third-party manufacturer could adversely affect our ability to meet our customers' demands. Cardinal Health, Inc. is currently the sole finished goods manufacturer of our product, XOPENEX. If Cardinal Health experiences delays or difficulties in producing, packaging or delivering XOPENEX, we could be unable to meet our customers' demands for XOPENEX, which could lead to customer dissatisfaction and damage to our reputation. Furthermore, if we are required to change manufacturers, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to produce XOPENEX in a timely manner or within budget.

Our contract manufacturers may possess technology related to the manufacture of our compounds that such manufacturer owns independently. This would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our products.

If we or our collaboration partners fail to obtain an adequate level of reimbursement for our future products or services by third-party payors, there may be no commercially viable markets for our products or services. The availability and amounts of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product or service. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, including the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system. The potential effect on our business of these changes is not yet clear. Further regulatory and legislative proposals are likely. The recent changes, and the potential for adoption of the additional proposals, may affect our ability to raise capital, obtain additional collaboration partners and market our products. We expect to experience pricing pressure for our existing products and any future products for which marketing approval is obtained due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

We could be exposed to significant liability claims that could prevent or interfere with our product commercialization efforts. We may be subjected to product liability claims that arise through the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we maintain product liability insurance coverage for both the clinical trials and commercialization of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that our insurance coverage may not provide adequate coverage against all potential claims.

If our Medicaid rebate program practices are investigated, the costs could be substantial and could divert the attention of management. We are a participant in the Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, and under amendments of that law that became effective in 1993. Under the Medicaid rebate program, we pay a rebate for each unit of our product reimbursed by Medicaid, and the amount of the rebate for each product is set by law. We are also required to pay certain statutorily defined rebates on Medicaid purchases for reimbursement on prescription drugs under state Medicaid plans. Both the federal government and state governments have initiated investigations into the rebate practices of many pharmaceutical companies to ensure compliance with these rebate programs. If our rebate practices are investigated, the costs of compliance with any such investigation could be substantial and could divert the attention of our management.

We have significant long-term debt and we may not be able to make interest or principal payments when due. As of December 31, 2003, our total long-term debt excluding the current portion was approximately $1.5 billion and our stockholders' equity (deficit) was ($619.2) million. On January 12, 2004, we completed the redemption of $430.0 million aggregate principal amount of our 5.75% convertible subordinated notes due 2006. The total aggregate redemption price for the 5.75% notes was approximately $433.7 million, including approximately $3.7 million of accrued interest. Immediately following this redemption, our total long-term debt excluding the current portion was reduced to approximately $1.0 billion. On January 16, 2004, we completed the sale of an additional $150.0 million principal amount of 0% convertible senior subordinated notes which increased our total long-term debt excluding the current portion to $1.2 billion.

None of the 5% convertible subordinated debentures due 2007, the 0% Series A notes due 2008 nor the 0% Series B notes due 2010 restricts our ability or our subsidiaries' ability to incur additional indebtedness, including debt that ranks senior to the notes. The Series A notes and Series B notes are senior to our 5% debentures. Additional indebtedness that we incur may in certain circumstances rank senior to or on parity with the notes. Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. The conversion prices for the 5% debentures, 0% Series A notes and 0% Series B notes are $92.38, $31.89, and $29.84, respectively. On March 5, 2004, the closing sale price of our common stock was $48.13. If the market price for our common stock does not exceed the conversion price, the holders of our outstanding convertible debt may not convert their securities into common stock.

Historically, we have had negative cash flow from operations. For the year ended December 31, 2003, net cash used in operating activities was approximately $106.3 million. Our annual debt service through 2006, assuming no additional 5% debentures are converted, redeemed, repurchased or exchanged and, after giving effect to the redemption of our 5.75% notes in January 2004, is approximately $22.0 million. Unless we are able to generate sufficient operating cash flow to service our outstanding debt, we will be required to raise additional funds or default on our obligations under the debentures and notes. If we are not able to commercialize ESTORRA, it is likely that our business would be materially and adversely affected and that we would be required to raise additional funds in order to repay our outstanding convertible debt. In addition, if we are not able to commercialize XOPENEX HFA MDI, we may be required to raise additional funds. There can be no assurance that, if required, we would be able to raise the additional funds on favorable terms, if at all.

Our exchanges of debt into shares of common stock would result in additional dilution. Our 0% Series A notes, 0% Series B notes and 5% debentures are currently trading at discounts to their respective face amounts. Accordingly, in order to reduce future cash interest payments, as well as future payments due at maturity, we may, from time to time, depending on market conditions, repurchase additional outstanding convertible debt for cash; exchange debt for shares of our common stock, warrants, preferred stock, debt or other consideration; or a combination of any of the foregoing. If we exchange shares of our capital stock, or securities convertible into or exercisable for our capital stock, for outstanding convertible debt or use the proceeds from the issuance of convertible debt to fund the redemption of outstanding convertible debt with a higher conversion ratio, the number of shares that we might issue as a result of such exchanges would significantly exceed the number of shares originally issuable upon conversion of such debt and, accordingly, such exchanges would result in material dilution to holders of our common stock. We cannot assure you that we will repurchase or exchange any additional outstanding convertible debt.

If the estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may vary from these reflected in our projections and accruals. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. There can be no assurance, however, that our estimates, or the assumptions underlying them, will be correct. For example, our royalty revenue is recognized based upon our estimates of our collaboration partners' sales during the period and, if these sales estimates are greater than the actual sales that occur during the period, our net income would be reduced. This, in turn, could adversely affect our stock price.

If sufficient funds to finance our business are not available to us when needed or on acceptable terms, then we may be required to delay, scale back, eliminate or alter our strategy for our programs. We may require additional funds for our research and product development programs, operating expenses, repayment of debt, the pursuit of regulatory approvals, license or acquisition opportunities and the expansion of our production, sales and marketing capabilities. Historically, we have satisfied our funding needs through collaboration arrangements with corporate partners and equity and debt financings. These funding sources may not be available to us when needed in the future, and, if available, they may not be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to enter into license agreements with third parties to commercialize products or technologies that we would otherwise develop or commercialize ourselves. Our cash requirements may vary materially from those now planned because of factors including:

- patent developments;
- licensing or acquisition opportunities;
- relationships with collaboration partners;
- the FDA regulatory process;
- our capital requirements; and
- selling, marketing and manufacturing expenses in connection with commercialization of products.

We expect to face intense competition and our competitors have greater resources and capabilities than we have. Developments by others may render our products or technologies obsolete or noncompetitive. We expect to encounter intense competition in the sale of our current and future products. If we are unable to compete effectively, our financial condition and results of operations could be materially adversely affected because we may use our financial resources to seek to differentiate ourselves from our competition and because we may not achieve our product revenue objectives. Many of our competitors and potential competitors, which include pharmaceutical companies, biotechnology firms, universities and other research institutions, have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than we have. The fields in which we compete are subject to rapid and substantial technological change. Our competitors may be able to respond more quickly to new or emerging technologies or to devote greater resources to the development, manufacture and marketing of new products and/or technologies than we can. As a result, any products and/or technologies that we develop may become obsolete or noncompetitive before we can recover expenses incurred in connection with their development.

Generally, our principal competitors are generic drug companies that seek to market the racemic mixture of a compound following expiration of the innovator's composition-of-matter patent and pharmaceutical companies that develop new therapies to treat the disease indications that we are targeting. We expect that these companies will seek to compete against our products with lower pricing, which could adversely affect the prices we charge.

In the asthma market, XOPENEX faces competition from generic albuterol. Albuterol has existed for many years, is well established and sells at prices substantially less than XOPENEX. To continue to be successful in the marketing of XOPENEX, we must continue to demonstrate that the efficacy and safety features of the drug outweigh its higher cost. In the sleep disorder market, if ESTORRA brand eszopiclone is approved, we will face intense competition from established products, such as AMBIEN® and SONATA®. There are also other potentially competitive therapies that are in late-stage clinical development for the treatment of insomnia.

Several class action lawsuits have been filed against us which may result in litigation that is costly to defend and the outcome of which is uncertain and may harm our business. We and several of our current and former officers and a current director are named as defendants in several purported class action complaints which have been filed allegedly on behalf of certain persons who purchased our common stock and/or debt securities during different time periods, beginning on various dates, the earliest being May 17, 1999, and all ending on March 6, 2002. These complaints allege violations of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily they allege that the defendants made certain materially false and misleading statements relating to the testing, safety and likelihood of FDA approval of SOLTARA. On April 11, 2003, two consolidated amended complaints were filed, one on behalf of the purchasers of our common stock and the other on behalf the purchasers of our debt securities. These consolidated amended complaints reiterate the allegations contained in the previously filed complaints and define the alleged class periods as May 17, 1999 through March 6, 2002. We filed a motion to dismiss both consolidated amended complaints on May 27, 2003. On March 11, 2004, the court, while granting in part the motion to dismiss, did allow much of the case to proceed. The discovery process will begin shortly.

We can provide no assurance as to the outcome of these lawsuits. Any conclusion of these matters in a manner adverse to us would have a material adverse effect on our financial position and results of operations. In addition, the costs to us of defending any litigation or other proceeding, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of any litigation or other proceedings could harm our ability to compete in the marketplace.

Fluctuations in the demand for products, the success and timing of collaboration arrangements and regulatory approval, any termination of development efforts, expenses and the results of operations of our subsidiaries will cause fluctuations in our quarterly operating results, which could cause volatility in our stock price. Our quarterly operating results are likely to fluctuate significantly, which could cause our stock price to be volatile. These fluctuations will depend on factors, which include:

- the results of clinical trials with respect to products under development;
- the success and timing of regulatory filings and approvals for products developed by us or our collaboration partners or for collaborative agreements;
- the success and timing of collaboration agreements for development of our pharmaceutical candidates and development costs for those pharmaceuticals;
- the termination of development efforts of any product under development or any collaboration agreement;
- the timing of receipt of upfront, milestone or royalty payments under collaboration agreements;
- the timing of product sales and market penetration;
- the timing of operating expenses, including selling and marketing expenses and the costs of expanding and maintaining a direct sales force; and
- the timing of expenses we may incur with respect to any license or acquisitions of products or technologies.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate our stockholders' ability to sell their shares for a premium in a change of control transaction. Various provisions of our certificate of incorporation and by-laws and of Delaware corporate law may discourage, delay or prevent a change in control or takeover attempt of our company by a third party that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

- preferred stock that could be issued by our board of directors to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock;
- classification of our directors into three classes with respect to the time for which they hold office;
- non-cumulative voting for directors;
- control by our board of directors of the size of our board of directors;
- limitations on the ability of stockholders to call special meetings of stockholders;
- inability of our stockholders to take any action by written consent; and

- advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

In addition, in June 2002, our board of directors adopted a shareholder rights plan, the provisions of which could make it more difficult for a potential acquirer of Sepracor to consummate an acquisition transaction.

The Securities and Exchange Commission is conducting an inquiry into the trading of Sepracor securities which could divert the attention of our management and our resources generally. The Securities and Exchange Commission is conducting an inquiry into the trading in the securities of Sepracor, including trading by officers and employees during the period from January 1, 1998 through December 31, 2001. Uncertainties resulting from this inquiry could substantially divert the attention of our management and our resources in general. We can provide no assurance as to the outcome of this inquiry. Any conclusion of these matters in a manner adverse to us or our officers or employees could harm our ability to compete in the marketplace and have a material adverse effect on our business. In addition, the costs to us to respond to the inquiry, even if the outcome is favorable, could be substantial. Such inquiry could also substantially divert the attention of our management and our resources in general.

The price of our common stock historically has been volatile, which could cause you to lose part or all of your investment. The market price of our common stock, like that of the common stock of many other pharmaceutical and biotechnology companies, may be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many pharmaceutical and biotechnology companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. Prices for our common stock will be determined in the market place and may be influenced by many factors, including variations in our financial results and investors' perceptions of us, changes in recommendations by securities analysts as well as their perceptions of general economic, industry and market conditions.

Supplemental Stockholder Information

Price Range of Common Stock

Our common stock is traded on the NASDAQ National Market under the symbol SEPR. On March 5, 2004, the closing price of our common stock, as reported on the NASDAQ National Market, was $48.13 per share. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by the NASDAQ National Market.

2004	High	Low
First Quarter *(through March 5, 2004)*	**$48.30**	**$23.84**

2003	High	Low
First Quarter	**$14.94**	**$ 9.72**
Second Quarter	**29.11**	**13.56**
Third Quarter	**32.79**	**17.50**
Fourth Quarter	**31.31**	**21.96**

2002	High	Low
First Quarter	$57.25	$17.15
Second Quarter	19.75	7.92
Third Quarter	10.55	3.90
Fourth Quarter	10.70	4.86

On March 5, 2004, we had approximately 479 stockholders of record.

Dividend Policy

We have never paid cash dividends on our common stock. We currently intend to reinvest our future earnings, if any, for use in the business and do not expect to pay cash dividends.

Form 10-K

A copy of our Annual Report on Form 10-K for the year ended December 31, 2003 is available without charge upon written request to:

Investor Relations
Sepracor Inc.
84 Waterford Drive
Marlborough, MA 01752

Report of Independent Accountants

To the Board of Directors and Shareholders of Sepracor Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Sepracor Inc. and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts

January 21, 2004, except for the information in Note M

as to which the date is March 11, 2004

Sepracor Inc. Consolidated Balance Sheets

December 31, *(in thousands, except par value amounts)*	2003	2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 705,802	$ 375,438
Restricted cash	1,500	1,500
Short-term investments	71,913	126,556
Accounts receivable, net of allowances of $1,533 and $833 at December 31, 2003 and 2002	50,591	21,654
Inventories	6,866	7,960
Other assets	17,580	16,860
Total current assets	854,252	549,968
Long-term investments	61,173	52,940
Property and equipment, net	66,428	72,522
Investment in affiliate	3,019	4,940
Patents and intangible assets, net	34,813	46,155
Other assets	540	588
Total assets	$ 1,020,225	$ 727,113
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 12,324	$ 4,889
Accrued expenses	127,218	116,112
Notes payable and current portion of capital lease obligation	129	1,010
Current portion of convertible subordinated debt	430,000	–
Other current liabilities	28,757	14,430
Total current liabilities	598,428	136,441
Notes payable and capital lease obligation	789	982
Long-term deferred revenue	219	–
Convertible subordinated debt	1,040,000	981,870
Total liabilities	1,639,436	1,119,293
Commitments and contingencies (Notes L and M)		
Stockholders' equity (deficit)		
Preferred stock, $1.00 par value, 1,000 shares authorized, none outstanding at December 31, 2003 and 2002	–	–
Common stock, $.10 par value, 240,000 and 240,000 shares authorized; 85,025 and 84,356 shares issued and outstanding, at December 31, 2003 and 2002, respectively	8,503	8,436
Additional paid-in capital	689,907	776,704
Unearned compensation, net	–	(52)
Accumulated deficit	(1,329,828)	(1,193,892)
Accumulated other comprehensive income	12,207	16,624
Total stockholders' equity (deficit)	(619,211)	(392,180)
Total liabilities and stockholders' equity (deficit)	$ 1,020,225	$ 727,113

The accompanying notes are an integral part of the consolidated financial statements.

Sepracor Inc. Consolidated Statements of Operations

Year Ended December 31, *(in thousands, except loss per common share amounts)*	**2003**	2002	2001
Revenues:			
Product sales	**$ 286,819**	$ 190,227	$ 125,248
Royalties	**51,487**	48,491	25,663
License fees and other revenues	**5,734**	250	1,184
Total revenues	**344,040**	238,968	152,095
Costs and expenses:			
Cost of products sold	**28,879**	23,369	15,411
Cost of royalties earned	**1,340**	990	–
Cost of license fees and other revenues	–	250	493
Research and development	**220,224**	243,797	231,278
Selling, marketing and distribution	**172,762**	155,204	111,654
General and administrative and patent costs	**24,158**	22,659	19,732
Total costs and expenses	**447,363**	446,269	378,568
Loss from operations	**(103,323)**	(207,301)	(226,473)
Other income (expense):			
Interest income	**6,179**	15,553	25,669
Interest expense	**(50,907)**	(63,720)	(47,793)
Debt conversion expense	–	(63,258)	–
Gain (loss) on early extinguishment of debt	**(4,645)**	44,265	–
Equity in investee losses	**(1,921)**	(1,514)	(1,601)
Gain on sale of equity investment	**18,524**	–	23,034
Other income (expense)	**157**	(515)	997
Net loss before minority interest	**(135,936)**	(276,490)	(226,167)
Minority interest in subsidiaries	–	–	2,152
Net loss	**$(135,936)**	$(276,490)	$(224,015)
Basic and diluted net loss per common share	**$ (1.61)**	$ (3.34)	$ (2.89)
Shares used in computing basic and diluted net loss per common share:			
Basic and diluted	**84,639**	82,899	77,534

The accompanying notes are an integral part of the consolidated financial statements.

Sepracor Inc. Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income

Year Ended December 31, 2003, 2002 and 2001 *(in thousands)*	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Unearned Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance at December 31, 2000	73,829	$7,383	$461,195	$(189)	$ (693,387)	$10,324	$(214,674)
Comprehensive income (loss):							
Net loss					(224,015)		(224,015)
Foreign currency translation						497	497
Unrealized gain on marketable equity securities						22,852	22,852
Total comprehensive income (loss)							(200,666)
Issuance of common stock to employees under stock plans	309	31	4,661				4,692
Amortization of unearned compensation, net				69			69
Issuance of common stock from conversion of subordinated convertible debentures	3,921	392	92,466				92,858
Deferred finance costs from the conversion of subordinated convertible debentures			(1,525)				(1,525)
Net of BioSphere investment, loss, minority interest and deconsolidation			5,544				5,544
Balance at December 31, 2001	78,059	7,806	562,341	(120)	(917,402)	33,673	(313,702)
Comprehensive income (loss):							
Net loss					(276,490)		(276,490)
Foreign currency translation						(264)	(264)
Unrealized loss on marketable equity securities						(16,785)	(16,785)
Total comprehensive income (loss)							(293,539)
Issuance of common stock to employees under stock plans	585	58	5,159				5,217
Amortization of unearned compensation, net				68			68
Issuance of common stock from conversion of subordinated convertible debentures	5,712	572	212,524				213,096
Deferred finance costs from the conversion of subordinated convertible debentures			(3,320)				(3,320)
Balance at December 31, 2002	84,356	8,436	776,704	(52)	(1,193,892)	16,624	(392,180)
Comprehensive income (loss):							
Net loss					(135,936)		(135,936)
Foreign currency translation						(203)	(203)
Unrealized loss on marketable equity securities						(4,214)	(4,214)
Total comprehensive income (loss)							(140,353)
Issuance of common stock to employees under stock plans	669	67	8,023				8,090
Amortization of unearned compensation, net				52			52
Purchased call options on 0% subordinated debt			(94,820)				(94,820)
Balance at December 31, 2003	**85,025**	**$8,503**	**$689,907**	**$ –**	**$(1,329,828)**	**$12,207**	**$(619,211)**

The accompanying notes are an integral part of the consolidated financial statements.

Sepracor Inc. Consolidated Statements of Cash Flows

Year Ended December 31, *(in thousands)*	2003	2002	2001
Cash flows from operating activities:			
Net loss	$(135,936)	$(276,490)	$(224,015)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	19,551	18,561	13,048
Debt conversion expense	–	63,258	–
Gain (loss) on early extinguishment of debt	4,645	(44,265)	–
Gain on sale of equity investment	(18,524)	–	(23,034)
Minority interests in subsidiaries	–	–	(2,152)
Equity in investee losses	1,921	1,514	1,601
Provision for bad debt	192	207	145
(Gain) loss on disposal of property and equipment	(7)	220	287
Loss on write-off of patents	18,814	–	–
Other	–	715	–
Changes in operating assets and liabilities:			
Accounts receivable	(29,129)	(201)	(8,718)
Inventories	1,145	1,813	(4,581)
Other current assets	(562)	(7,717)	(6,925)
Accounts payable	7,398	(20,202)	(4,491)
Accrued expenses	11,594	18,759	38,844
Other current liabilities	14,547	(3,094)	10,072
Net cash used in operating activities	(104,351)	(246,922)	(209,919)
Cash flows from investing activities:			
Purchases of short- and long-term investments	(283,656)	(236,435)	(535,761)
Sales and maturities of short- and long-term investments	343,946	266,632	626,839
Additions to property and equipment	(4,692)	(38,162)	(28,688)
Proceeds from sale of property and equipment	90	–	–
Net proceeds from sale of BioSphere stock	–	–	26,526
Deconsolidation of BioSphere cash	–	–	(9,405)
Change in other assets	(144)	(649)	(2,111)
Net cash provided by (used in) investing activities	55,544	(8,614)	77,400
Cash flows from financing activities:			
Net proceeds from issuance of common stock	8,090	5,217	4,701
Cash used for repurchase of convertible subordinated debt	(115,770)	(87,186)	–
Proceeds from sale of convertible subordinated debt	600,000	–	500,000
Costs associated with sale of convertible subordinated debt	(16,943)	(329)	(13,982)
Purchase of call option in connection with sale of convertible subordinated debt	(94,820)	–	–
Repayments of long-term debt and capital leases	(1,039)	(958)	(532)
Borrowings of long-term debt and capital leases	–	979	1,475
Net cash provided by (used in) financing activities	379,518	(82,277)	491,662
Effect of exchange rate changes on cash and cash equivalents	(347)	(331)	381
Net increase (decrease) in cash and cash equivalents	330,364	(338,144)	359,524
Cash and cash equivalents at beginning of year	375,438	713,582	354,058
Cash and cash equivalents at end of year	$ 705,802	$ 375,438	$ 713,582
Supplemental schedule of cash flow information:			
Cash paid during the year for interest	$ 51,233	$ 62,120	$ 46,899
Non cash activities:			
Conversion of convertible subordinated debt	$ –	$ 147,000	$ 92,858
Interest due on debt converted into shares of common stock	$ –	$ 2,837	$ –
Capital lease obligations incurred	$ –	$ 843	$ –

The accompanying notes are an integral part of the consolidated financial statements.

A – Nature of the Business

Sepracor Inc. was incorporated in 1984 to research, develop and commercialize products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. We have become a research-based pharmaceutical company dedicated to treating and preventing human disease through the discovery, development and commercialization of innovative pharmaceutical compounds. Our corporate headquarters are located in Marlborough, Massachusetts.

Our consolidated financial statements include the accounts of Sepracor Inc. and our majority and wholly-owned subsidiaries, including Sepracor Canada Limited and through July 2, 2001 BioSphere Medical, Inc. We no longer consolidate BioSphere and now record our investment in BioSphere under the equity method, effective July 3, 2001. The consolidated financial statements also include our investments in Point Therapeutics, Inc. (formerly known as HemaSure Inc. and HMSR, Inc.) and Vicuron Pharmaceuticals Inc. (formerly known as Versicor Inc.), which we account for as marketable equity securities.

We and our subsidiaries are subject to risks common to companies in the industry including, but not limited to, the safety, efficacy and successful development and regulatory approval of product candidates, fluctuations in operating results, protection of proprietary technology, limited sales and marketing experience, dependence on third-party collaboration agreements and third-party sales efforts, limited manufacturing capacity, risk of product liability, compliance with government regulations and dependence on key personnel and collaborative partners.

B – Summary of Significant Accounting Policies

Principles of Consolidation: Our consolidated financial statements include our accounts and all of our wholly- and majority-owned subsidiaries' accounts. All material intercompany transactions have been eliminated. Investments in affiliated companies, which are 20% to 50% owned, and over which we do not exercise control, are accounted for using the equity method. Investments in affiliated companies, which are less than 20% owned, and over which we do not exercise control, are accounted for using the cost method.

Use of Estimates and Assumptions in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the following: (1) the reported amounts of assets and liabilities, (2) the disclosure of contingent assets and liabilities at the dates of the financial statements and (3) the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications in the Preparation of Financial Statements: Certain prior amounts have been reclassified to conform to current year presentation.

Translation of Foreign Currencies: The assets and liabilities of our international subsidiaries are translated into United States dollars using current exchange rates. Statement of operations amounts are translated at average exchange rates prevailing during the period. The resulting translation adjustment is recorded in accumulated other comprehensive income (loss). Foreign exchange transaction gains and losses are included in other income (expense).

Cash and Cash Equivalents: Cash equivalents are highly liquid, temporary cash investments having original maturity dates of three months or less.

Short- and Long-Term Investments: Short- and long-term investments include government securities and corporate commercial paper, which can be readily purchased or sold using established markets. Those investments with a maturity of less than one year are classified as short-term. Short- and long-term investments are classified as either "available-for-sale" or "held-to-maturity". Available-for-sale investments are adjusted to their fair market value with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss). Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold. Held-to-maturity investments are recorded at cost plus accrued amortization, which approximates fair value.

We also have equity investments in Vicuron Pharmaceuticals Inc. and Point Therapeutics Inc., which were previously our affiliates. These securities are classified as available-for-sale and we record these investments at fair value, with unrealized gains and losses reported as a component of other comprehensive income.

Concentration of Credit Risk: We have no significant off-balance sheet concentration of credit risk. Financial instruments that potentially subject us to concentrations of credit risk primarily consist of the cash and cash equivalents, short- and long-term investments and trade accounts receivable. We place our cash, cash equivalents and short-term and long-term investments with high credit quality financial institutions.

The percentage of total revenues from significant customers is as follows:

Year Ended December 31:	2003	2002	2001
Customer A	27%	21%	17%
Customer B	16%	12%	15%
Customer C	10%	15%	17%
Customer D	16%	18%	19%

Certain prior year percentages have been reclassified to give effect for a merger of two of our customers.

Accounts Receivable and Bad Debt: Our trade receivables in 2003 and 2002 primarily represent amounts due from wholesalers, distributors and retailers of our pharmaceutical product. We perform ongoing credit evaluations of our customers and we generally do not require collateral. Bad debt write-offs were not significant in 2003, 2002 and 2001; however we monitor our receivables closely because a few customers make up a large portion of our overall revenues.

Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market. When we receive marketing approval for commercialization of a new product, inventories relating to that product are then capitalized. We write down our inventory for expiration and probable quality assurance and quality control issues identified in the manufacturing process.

Property and Equipment: Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs, which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations as other income (expense). Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computers and software, which are recorded in office equipment, have estimated useful lives of three years. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. The building has an estimated useful life of 30 years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

Patents, Intangible Assets and Other Assets: We capitalize significant costs associated with the filing of a patent application. Patent costs are amortized over their estimated useful lives, not to exceed 17 years. Deferred finance costs relating to expenses incurred to complete convertible subordinated debt offerings are amortized over five to seven years, the term of the debt. Capitalized license fees are amortized over the expected life of the licenses. Accumulated amortization was $17,696,000 and $9,249,000 at December 31, 2003 and 2002, respectively. Long-lived assets are reviewed for impairment by comparing the undiscounted projected cash flows of the related assets with their carrying amount. Impairment tests take place at various times such as when a significant adverse event in the business or industry takes place, when a significant change in the manner an asset is used takes place or when a projection or forecast demonstrates continued losses associated with the asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

Revenue Recognition: We recognize revenue from product sales when title to product and associated risk of loss has passed to our customer and collectability is reasonably assured. All revenues from product sales are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances.

We receive royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

License fees and other revenue include non-refundable upfront license fees, co-promotion agreement revenue, milestones and other revenue. Non-refundable upfront license fees are recorded as revenue over the related performance period or at such time when there are no remaining performance obligations. Co-promotion revenue is recognized when cash is received from our co-promotion partner, usually one quarter in arrears from when the revenue is recognized by our co-promotion partner, because this revenue is not reasonably estimable. Milestones are recorded as revenue when achieved and only if there are no remaining performance obligations and the fees are non-refundable. Other revenue includes revenues recognized by BioSphere through July 2, 2001 that are not related to its core EmboSphere Microsphere business.

We record collaborative research and development revenue from research and development contracts over the term of the applicable contract, as it incurs costs related to the contract.

Rebate and Return Reserves: Certain product sales qualify for rebates from standard list pricing due to government sponsored programs or other contractual agreements. We also allow for return of our product for up to one year after product expiration. These allowances are recorded as reductions of revenue at the time product sales are recorded. Reserves for product returns and rebates are derived through an analysis of historical experience updated for changes in facts and circumstances as appropriate and by utilizing reports obtained from external, independent sources. Reserves for rebate programs are shown as other current liabilities on our balance sheet and were $19,520,000 and $8,825,000 at December 31, 2003 and 2002, respectively. Reserves for returns are shown as other current liabilities on our balance sheet and were $8,362,000 and $5,605,000 at December 31, 2003 and 2002, respectively.

Income Taxes: We recognize deferred tax liabilities and assets for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset. Of the total valuation allowance, approximately $61,300,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

Derivatives: In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" — An Amendment to "FASB Statement No. 133." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, and resulting gains or losses, depends on the intended use of the derivative and its resulting designation. We adopted this new accounting standard effective January 1, 2001 and recognized warrants exercisable for Vicuron stock as derivatives. The Vicuron warrant derivatives were valued throughout the year with gains and losses recorded as other income/expense based on the valuation. In December 2002, we exercised the warrants for Vicuron common stock.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), which includes foreign currency translation adjustments and unrealized gains and losses on available-for-sale investments.

Basic and Diluted Net Loss Per Common Share: Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed conversion of preferred stock, convertible subordinated debt and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method. Purchased call options are also not included in the per share calculations because including them would be anti-dilutive.

For the years ended December 31, 2003, 2002 and 2001, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period because the effect of common stock equivalents would be anti-dilutive. Certain securities were not included in the computation of diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 because they would have an anti-dilutive effect due to net losses for such periods. These securities include the following:

Options to purchase shares of common stock:

(in thousands, except per share data)	2003	2002	2001
Number of options	**13,645**	7,960[1]	11,915
Price range per share	**$2.50 to $87.50**	$2.50 to $87.50	$2.50 to $125.44

(1) Does not include 4,067 shares of common stock issued on January 21, 2003 at an exercise price of $12.93, pursuant to our stock option exchange program initiated in June 2002.

Shares of common stock reserved for issuance upon conversion of convertible subordinated debt:

(in thousands)	2003	2002	2001
7% convertible subordinated debentures due 2005	**–**	1,792	4,804
5% convertible subordinated debentures due 2007	**4,763**	4,763	4,979
5.75% convertible subordinated notes due 2006	**7,166**	7,166	8,333
0% convertible senior subordinated notes due 2008	**6,271**	–	–
0% convertible senior subordinated notes due 2010	**13,407**	–	–
Total	**31,607**	13,721	18,116

Stock-Based Compensation: We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under FASB SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

Year Ended December 31, (in thousands)	2003	2002	2001
Net loss attributable to common stockholders	**$(135,936)**	$(276,490)	$(224,015)
Total stock-based employee compensation expense determined under fair value based method for all awards	**(58,590)**	(56,303)	(56,746)
Pro forma net loss	**$(194,526)**	$(332,793)	$(280,761)
Amounts per common share:			
Basic and diluted – as reported	**$ (1.61)**	$ (3.34)	$ (2.89)
Basic and diluted – pro forma	**$ (2.30)**	$ (4.01)	$ (3.62)

No employee stock-based compensation was recorded in our Statement of Operations in 2003, 2002 or 2001.

The weighted-average per share fair value of options granted during 2003, 2002 and 2001 was $15.42, $13.79 and $24.77, respectively.

The fair value of stock options and common shares issued pursuant to the stock option and stock purchase plans at the date of grant were estimated using the Black-Scholes model with the following weighted-average assumptions:

Stock Options:	2003	2002	2001
Expected life (years)	**6.0**	6.0	6.0
Interest rate	**3.25%**	4.00%	4.88%
Volatility	**.80**	.90	.75

We have never declared cash dividends on any of our capital stock and do not expect to do so in the foreseeable future.

The effects on 2003, 2002 and 2001 pro forma net loss and net loss per share of expensing the estimated fair value of stock options and common shares issued pursuant to the stock option and stock purchase plans are not necessarily representative of the effects on reported results of operations for future years as options vest over several years and we intend to grant varying levels of stock options in future periods.

Recent Accounting Pronouncements: In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" and, in December 2003, issued a revision to that interpretation. FIN No. 46R replaces FIN No. 46 and addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity (VIE) is defined as (a) an ownership, contractual or monetary interest in an entity where the ability to influence financial decisions is not proportional to the investment interest, or (b) an entity lacking the invested capital sufficient to fund future activities without the support of a third party. FIN No. 46R establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual condition for consolidation does not apply. We adopted FIN No. 46 in the year ended December 31, 2003, and will adopt FIN No. 46R in the first quarter of 2004 for non-special purpose entities created prior to February 1, 2003. We do not expect a material effect from the adoption of FIN No. 46R.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements. The provisions of this statement are effective for us for contracts entered into or modified after June 30, 2003. Our adoption of SFAS No. 149 has not had a material effect on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). Many of the instruments that fall within the scope of SFAS No. 150 were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Our adoption of SFAS No. 150 has not had a material effect on our financial statements.

C – Investments in Equity Securities

Investment in Affiliates – Biosphere: BioSphere was a consolidated subsidiary from 1994 through July 2, 2001. In May 1999, BioSphere sold a substantial portion of its business and assets to complete a transition from a chromatography and media company to a medical device company.

In July 2001, we sold 2,000,000 shares of BioSphere common stock in a public offering in which BioSphere also sold 2,000,000 shares of their common stock at a price to the public of $11.00 per share. On August 2, 2001, the underwriters exercised their over-allotment option to purchase an additional 600,000 shares of BioSphere common stock from us at a price to the public of $11.00 per share. We received net proceeds, after offering costs, from the sales of approximately $26,526,000 and recognized a gain of approximately $23,034,000 in 2001. We recorded approximately $5,590,000 through additional paid-in capital as our gain on BioSphere's sale of 2,000,000 shares of BioSphere common stock. As a result of the public offering, our ownership of BioSphere was reduced from approximately 55% to 26%. We no longer consolidate the results of BioSphere and now record our investment in BioSphere under the equity method, effective July 3, 2001. At December 31, 2003, we owned 3,224,333 shares, or approximately 23%, of BioSphere having a fair market value of approximately $12,739,000. We recorded $1,921,000 as our share of BioSphere's losses for the period ended December 31, 2003.

Marketable Equity Securities

Investment in Point Therapeutics, Inc. (formerly known as Hemasure Inc. and HMSR Inc.): We recorded our investment in HemaSure Inc. (now known as Point Therapeutics, Inc.) as an equity investment from 1995 through March 31, 2002. At December 31, 2001, our ownership in HemaSure was approximately 23% and our investment in HemaSure was recorded at zero. On May 29, 2001, HemaSure completed the sale of most of its assets to Whatman Bioscience Inc., a Massachusetts corporation and a subsidiary of Whatman plc. Under the terms of the agreement, Whatman purchased HemaSure's assets, except for cash, cash equivalents and marketable securities, subject to certain exceptions as defined in the agreement. Following the sale, HemaSure changed it corporate name to HMSR Inc.

On March 15, 2002, HMSR Inc. completed a merger with Point Therapeutics, Inc. On October 3, 2003, Point Therapeutics, Inc. completed a private placement of 5,600,001 shares of common stock. At December 31, 2003, we owned 433,333, shares or approximately 2.9%, of Point Therapeutics. We changed the accounting method for our investment in Point Therapeutics from the equity method to the cost method in the second quarter of 2002 primarily because we determined that we no longer had significant influence over the operations of Point Therapeutics, Inc. (See Note D.)

Investment in Vicuron: Vicuron Pharmaceuticals Inc. (formerly Versicor, Inc.) was established as our subsidiary in 1995. In August 2000, Vicuron completed an initial public offering of 5,290,000 shares of its common stock. Since Vicuron's stock became publicly traded, we have considered our investment in Vicuron as an available-for-sale security and as such we mark-to-market our investment at the end of each reporting period. (See Note D.)

D – Cash, Cash Equivalents and Short-Term and Long-Term Investments

Cash, cash equivalents, restricted cash and short-term and long-term investments consist of the following at December 31:

(in thousands)	**2003**	2002
Cash and Cash Equivalents:		
Cash and money market funds	**$703,770**	$353,416
Corporate and government commercial paper	**2,032**	22,022
Restricted cash	**1,500**	1,500
Total cash, cash equivalents, and restricted cash	**$707,302**	$376,938

Due to the nature of our investments, amortized cost approximates market value as of December 31, 2003 and 2002. Restricted cash represents a contractual requirement of one of our operating leases.

Short- and long-term investments classified as available-for-sale or held-to-maturity consist of the following at December 31:

	2003		2002	
(in thousands)	Available-For-Sale	Held-To-Maturity	Available-For-Sale	Held-To-Maturity
Due within 1 year:				
Corporate commercial paper	**$ 4,300**	**$29,969**	$ 3,651	$118,068
Government commercial paper	**4,817**	**20,000**	4,837	–
Equity securities	**12,827**	–	–	–
Due in greater than 1 year:				
Corporate commercial paper	**17,101**	–	14,118	16,996
Government commercial paper	**3,679**	**38,941**	1,499	–
Equity securities	**1,452**	–	20,327	–
Total short-term and long-term investments	**$44,176**	**$88,910**	$44,432	$135,064

Held-to-maturity securities are recorded at cost plus accrued amortization, which approximates fair value. Realized gains and losses on available-for-sale securities were $18,524,000 in 2003 and were insignificant in 2002. Realized gains and losses on held-to-maturity securities were insignificant in 2003 and 2002.

The following is a summary of available-for-sale securities *(in thousands)*:

Type of Security	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003				
Corporate commercial paper	**$ 21,413**	**$ 13**	**$ 25**	**$ 21,401**
Government commercial paper	**8,493**	**3**	**–**	**8,496**
Total commercial paper	**29,906**	**16**	**25**	**29,897**
Equity securities	**1,132**	**13,147**	**–**	**14,279**
	$ 31,038	**$ 13,163**	**$ 25**	**$ 44,176**

Type of Security	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002				
Corporate commercial paper	$ 17,725	$ 44	$ –	$ 17,769
Government commercial paper	6,297	57	18	6,336
Total commercial paper	24,022	101	18	24,105
Equity securities	3,595	16,732	–	20,327
	$ 27,617	$ 16,833	$ 18	$ 44,432

In November 2002, we exercised our warrants to purchase an additional 76,250 shares of Vicuron common stock at $4.00 per share. We received 48,623 shares of Vicuron common stock as a result of the net issue exercise of the warrants. In 2002, we recognized a net gain of $536,800 as other income on the changes in the valuation and the exercise of the warrants. During the third and fourth quarters of 2003, we sold, on the open market, 1,170,000 shares of Vicuron common stock and, in connection with these sales, we received net proceeds of $20,448,000 and recognized a gain of $18,524,000. As of December 31, 2003, we own 687,766 shares, or approximately 1.3%, of outstanding Vicuron common stock.

E – Accounts Receivable

Our trade receivables in 2003 and 2002 primarily represent amounts due from wholesalers, distributors and retailers of our pharmaceutical product. We perform ongoing credit evaluations of our customers and generally do not require collateral. Our allowance for doubtful accounts was $510,000 and $392,000 at December 31, 2003 and 2002, respectively and our allowance for payment term discounts related to accounts receivable was $1,023,000 and $441,000 at December 31, 2003 and 2002, respectively.

Customers with amounts due that represent greater than 10% of our accounts receivable balance are as follows:

Year Ended December 31,	2003	2002
Customer A	34%	20%
Customer B	21%	16%
Customer C	18%	12%
Customer D	9%	11%
Customer E	0%	11%

Certain prior year percentages have been reclassified to give effect for a merger of two of our customers.

F – Inventories

Inventories consist of the following at December 31:

(in thousands)	2003	2002
Raw materials	$1,062	$1,828
Work in progress	1,295	1,509
Finished goods	4,509	4,623
	$6,866	$7,960

G – Property and Equipment

Property and equipment consist of the following at December 31:

(in thousands)	2003	2002
Land[(1)]	$ 4,099	$ 4,099
Building[(1)]	45,142	44,910
Laboratory and manufacturing equipment	22,211	21,193
Office equipment	30,962	27,837
Leasehold improvements	5,366	5,365
	107,780	103,404
Accumulated depreciation and amortization	(41,352)	(30,882)
	$ 66,428	$ 72,522

Depreciation expense was $10,793,000, $9,333,000 and $6,246,000, including amortization on capital leases of $875,000, $909,000 and $439,000, for the years ended December 31, 2003, 2002 and 2001, respectively.

(1) In June 2002, we exercised our option to purchase the Solomon Pond Corporate Center ("SPCC") from the developer of the site. The SPCC consists of approximately 58 acres and a newly constructed 192,600 square foot research and development and corporate office building, which we occupied and began leasing in June 2002. On November 5, 2002, we completed the purchase of the SPCC from the developer at a purchase price of approximately $37,405,000, which includes closing costs.

H – Patents and Intangible Assets

Patents and intangible assets, net, consist of the following at December 31:

(in thousands)	2003	2002
Deferred finance costs, gross	$ 42,957	$ 32,764
Accumulated amortization	(13,136)	(13,726)
Deferred finance costs, net	$ 29,821	$ 19,038
Intangible assets and patents, gross	$ 7,223	$ 42,050
Accumulated amortization	(2,231)	(14,933)
Intangible assets and patents, net	$ 4,992	$ 27,117

During 2003, we discontinued development of SOLTARA brand tecastemizole and wrote off the remaining unamortized patents and other intangible assets of $18,814,000 related to tecastemizole.

Amortization of intangible assets is computed on the straight-line method based on the estimated useful lives of the assets. Amortization expense for the year ended December 31, 2003 was $8,279,000. The estimated aggregate amortization expense for each of the next five years is as follows: 2004, $5,396,000; 2005, $5,346,000; 2006, $5,311,000; 2007, $3,675,000; and 2008, $3,244,000.

We have no goodwill recorded at December 31, 2003 or 2002.

I – Accrued Expenses

Accrued expenses consist of the following at December 31:

(in thousands)	2003	2002
Research and development costs	$ 60,734	$ 61,424
Sales and marketing costs	28,265	21,155
Interest on convertible subordinated debt	11,341	11,667
Compensation costs	15,277	10,823
Other	11,601	11,043
	$127,218	$116,112

J – Notes Payable and Capital Lease Obligations

Notes payable and capital lease obligations consist of the following at December 31:

(in thousands)	2003	2002
Government grant from Nova Scotia Department of Economic Development(1)	$ 789	$ 826
Loan from Atlantic Canada Opportunities Agency, non-interest bearing, repayable in 60 equal installments commencing March 15, 1998	–	16
Obligations under capital leases (See Note M)	129	1,150
	918	1,992
Less current portion	(129)	(1,010)
Total	$ 789	$ 982

(1) Our wholly-owned subsidiary, Sepracor Canada Limited, has a Canadian Government grant which may be repayable if they fail to meet certain conditions. The grant is recorded as debt and is being amortized over the useful lives of the related capital assets.

K – Convertible Subordinated Debt

Convertible subordinated debt, including current portion, consists of the following at December 31:

2003 (in thousands)	Carrying Amount	Fair(1) Value
7% convertible subordinated debentures due 2005	$ –	$ –
5.75% convertible subordinated notes due 2006(2)	430,000	429,484
5% convertible subordinated debentures due 2007	440,000	421,117
0% convertible senior subordinated debentures due 2008	200,000	194,811
0% convertible senior subordinated debentures due 2010	400,000	384,520
Total	$ 1,470,000	$ 1,429,932

2002 (in thousands)	Carrying Amount	Fair(1) Value
7% convertible subordinated debentures due 2005	$ 111,870	$ 88,937
5.75% convertible subordinated notes due 2006(2)	430,000	286,009
5% convertible subordinated debentures due 2007	440,000	272,993
0% convertible senior subordinated debentures due 2008	–	–
0% convertible senior subordinated debentures due 2010	–	–
Total	$ 981,870	$ 647,939

(1) The fair value of all the convertible subordinated debt is from a quoted market source.

(2) On January 9, 2004, we redeemed the $430,000,000 principal amount of 5.75% notes due 2006 that remained outstanding at December 31, 2003 for an aggregate redemption price of $433,709,000 including approximately $3,709,000 in accrued interest.

In February 1998, we issued $189,475,000 in principal amount of 6.25% convertible subordinated debentures due 2005, or 6.25% debentures. The 6.25% debentures were convertible into common stock, at the option of the holder, at a price of $23.685 per share and bore interest at 6.25% payable semi-annually, commencing on August 15, 1998. The 6.25% debentures were redeemable at our option beginning in February 2001. As part of the sale of the 6.25% debentures, we incurred approximately $6,105,000 of offering costs, which were recorded as other assets and were being amortized over seven years, the term of the 6.25% debentures. Our net proceeds after offering costs were approximately $183,370,000. In February 2000, we converted $96,424,000 in principal amount of our 6.25% debentures. Costs related to the conversion of the 6.25% debentures, including inducements and other costs of approximately $7,497,000, were recorded as other expense. As a result of the conversion, we issued 4,071,176 shares of common stock and wrote off approximately $2,373,000 of deferred finance costs against additional paid-in capital. In January 2001, we announced that on February 21, 2001 we would redeem the remaining outstanding $92,858,000 in principal amount of 6.25% debentures. On February 20, 2001, prior to the redemption, all outstanding 6.25% debentures were converted. As a result of the conversion, we issued 3,920,608 shares of common stock and wrote off approximately $1,525,000 of deferred finance costs against additional paid-in capital.

In December 1998, we issued $300,000,000 in principal amount of 7% convertible subordinated debentures due 2005, or 7% debentures. The 7% debentures were convertible into common stock, at the option of the holder, at a price of $62.4375 per share and bore interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% debentures were redeemable at our option beginning on December 20, 2001. As part of the sale of the 7% debentures, we incurred $9,919,000 of offering costs, which were recorded as other assets and were being amortized over seven years, the term of the 7% debentures. Our net proceeds after offering costs were approximately $290,081,000. In March and April 2002, we exchanged $57,000,000 of our 7% debentures in privately negotiated transactions for 2,280,696 shares of our common stock. We recorded, as debt conversion expense, associated inducement costs of $26,599,000, which represented the fair market value of the 1,367,784 additional shares of common stock issued as an inducement to the holders for conversion of their 7% debentures. In September and October 2002, we repurchased, in privately negotiated transactions, an aggregate of $131,090,000 face value of our 7% debentures, for an aggregate consideration of approximately $87,186,000 in cash, including accrued interest. This repurchase resulted in approximately $44,265,000 being recorded as a gain on early extinguishment of debt in 2002. In July 2003, we redeemed the remaining outstanding $111,870,000 face value of our 7% debentures for aggregate cash consideration of $115,226,000, excluding accrued interest. As a result of this redemption, we recorded a loss on early extinguishment of debt of approximately $4,645,000, including the write-off of $1,289,000 of deferred financing costs.

In February 2000, we issued $400,000,000 in principal amount of 5% convertible subordinated debentures due 2007, or 5% debentures. On March 9, 2000, we issued an additional $60,000,000 in principal amount of 5% debentures pursuant to an option granted to the initial purchaser of the 5% debentures. The 5% debentures are convertible into common stock, at the option of the holder, at a price of $92.38 per share and bear interest at 5% payable semi-annually, commencing on August 15, 2000. The 5% debentures are redeemable at our option on or after February 15, 2003 if the trading price of our common stock exceeds 120% of the conversion price ($110.86) for

20 trading days in a period of 30 consecutive trading days. We may be required to repurchase the 5% debentures at the option of the holders if there is a change in control of Sepracor. As part of the sale of the 5% debentures, we incurred $14,033,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 5% debentures. Our net proceeds after offering costs were approximately $445,967,000. In March 2002, we exchanged $20,000,000 of our 5% debentures in privately negotiated transactions for 640,327 shares of our common stock. We charged, to debt conversion expense, associated inducement costs of $8,659,000, which represented the fair market value of the 423,830 additional shares of common stock issued as an inducement to the holders for conversion of their 5% debentures. At December 31, 2003, $440,000,000 of our 5% debentures remained outstanding.

In November 2001, we issued $400,000,000 in principal amount of 5.75% convertible subordinated notes due 2006, or 5.75% notes. In December 2001, we issued an additional $100,000,000 in principal amount of 5.75% notes pursuant to an option granted to the initial purchaser of the 5.75% notes. The 5.75% notes were convertible into common stock, at the option of the holder, at a price of $60.00 per share. The 5.75% notes bore interest at 5.75% payable semi-annually, commencing on May 15, 2002. As part of the sale of the 5.75% notes, we incurred offering costs of $14,311,000 which were recorded as other assets and were being amortized over five years, which is the term of the 5.75% notes. Our net proceeds after offering costs were approximately $485,689,000. In March and April 2002, we exchanged $70,000,000 of our 5.75% notes in privately negotiated transactions for 2,790,613 shares of our common stock. We recorded as other expense, associated inducement costs of $28,000,000, which represented the fair market value of the 1,623,947 additional shares of common stock issued as an inducement to the holders for conversion of their 5.75% notes. At December 31, 2003, $430,000,000 of the 5.75% notes remained outstanding. On January 8, 2004, we redeemed the remaining outstanding $430,000,000 face value of our 5.75% convertible subordinated notes due 2006 at face value for aggregate cash consideration of $433,709,000, including accrued interest. Accordingly, such amount has been recorded as short term in the consolidated balance sheet at December 31, 2003. As a result of this redemption, we recorded a loss in January 2004 in other income of approximately $7,022,000, related to the write-off of deferred financing costs.

In December 2003, we issued an aggregate of $600,000,000 of 0% convertible senior subordinated note, or 0% notes. We issued $200,000,000 in principal amount as 0% Series A convertible senior subordinated notes due 2008, or Series A notes and $400,000,000 in principal amount as 0% Series B convertible senior subordinated notes due 2010, or Series B notes. The 0% notes are convertible into common stock, at the option of the holder, at a price of $31.89 and $29.84 per share for the Series A notes and Series B notes, respectively. The 0% notes do not bear interest and are not redeemable. We may be required to repurchase the 0% notes at the option of the holders if there is a change in control of Sepracor or the termination of trading of our common stock on the NASDAQ or similar markets. As part of the sale of the 0% notes, we incurred offering costs of $16,943,000 which have been recorded as intangible assets and are being amortized over the term of the notes on a pro-rata basis based on the total amount of Series A and Series B notes issued.

We used approximately $94,820,000 of the proceeds from the issuance of the 0% Series A notes and 0% Series B notes to purchase call spread options on our common stock, or call spread options. The call spread options cover approximately 7,800,000 shares of the 19,700,000 shares of our common stock that are initially issuable upon conversion of the 0% Series A notes and 0% Series B notes in full. The call spread options are designed to mitigate dilution from conversion of the 0% Series A notes and 0% Series B notes in the event that the market price per share of our common stock upon exercise of the call spread options is greater than $29.84 and is less than or equal to $65.00. The call spread options may be settled at our option in either net shares or in cash and expire in 2005. Settlement of the call spread options in net shares on the expiration date would result in us receiving a number of shares, not to exceed 19,700,000 shares, of our common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the call spread options, the amount of cash or net shares potentially received by us will be dependent upon then existing overall market conditions, and on our stock price, the volatility of our stock and the amount of time remaining on the call spread options. In accordance with EITF 00-19, the cost of this call spread transaction has been recorded as a reduction of additional paid in capital.

On January 15, 2004, pursuant to an option granted to the initial purchaser of the 0% convertible senior subordinated notes, we issued an additional $50,000,000 of Series A notes and $100,000,000 of Series B notes. These notes have the same terms and conditions as the previously issued 0% Notes. Net of issuance costs, our proceeds were approximately $145,650,000.

L – Commitments and Contingencies

Future minimum lease payments under all non-cancelable leases in effect at December 31, 2003, are as follows (in thousands):

Year	Operating Leases	Capital Leases
2004	$ 832	$ 130
2005	808	—
2006	808	—
2007	404	—
2008	—	—
Thereafter	—	—
Total minimum lease payments	$ 2,852	$ 130
Less amount representing interest		(1)
Present value of minimum lease payments		$ 129

Future minimum lease payments under operating leases relate primarily to our vacated office, laboratory and production facilities at 111 and 33 Locke Drive, Marlborough, Massachusetts. Most of the lease terms provide options to extend the leases and require us to pay our allocated share of taxes and operating costs in addition to the annual base rent payments. In July 2002, we completed the move out of our leased facilities at 33 and 111 Locke Drive, and moved into our newly constructed research and development and corporate office building in the SPCC at 84 Waterford Drive, Marlborough, Massachusetts. We are seeking to sublease our facilities at 33 and 111 Locke Drive, the leases of which extend through June 2007. The above table includes costs of these operating leases through 2007; however, we accrued $2,263,000 for our estimated cumulative future minimum lease obligation under these leases net of estimated future sublease rental income through the term of the leases. In June 2003, due to a revision of our previously estimated future sublease income we recorded an additional accrual of $1,405,000. As of December 31, 2003 the remaining accrual was $1,122,000.

Capital leases relate primarily to telephone systems and computer equipment purchased under capital lease agreements.

Rental expense under operating leases amounted to $899,000, $2,344,000 and $1,384,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

We enter into standard indemnification agreements in our ordinary course of business where we indemnify and hold harmless certain customers (wholesalers) against claims, liabilities, and losses brought by a third party to the extent that the claims arise out of (1) injury or death to person or property caused by defect in our product, (2) negligence in the manufacture or distribution of the product or (3) a material breach by Sepracor. We have no liabilities recorded for these guarantees at December 31, 2003 and if liabilities were incurred we have insurance policies covering product liabilities, which would mitigate any losses.

We have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited, however, we believe the fair value of these indemnification agreements is minimal.

M – Litigation

The Securities and Exchange Commission is conducting an investigation into trading in our securities, including trading by certain of our officers and employees during the period from January 1, 1998 through December 31, 2001. We have, and will continue to, cooperate fully with the investigation.

We and several of our current and former officers and a current director are named as defendants in several purported class action complaints which have been filed allegedly on behalf of certain persons who purchased our common stock and/or debt securities during different time periods, beginning on various dates, the earliest being May 17, 1999, and all ending on March 6, 2002. These complaints allege violations of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily they allege that the defendants made certain materially false and misleading statements relating to the testing, safety and likelihood of FDA approval of SOLTARA. On April 11, 2003, two consolidated amended complaints were filed, one on behalf of the purchasers of our common stock and the other on behalf of the purchasers of our debt securities. These consolidated amended complaints reiterate the allegations contained in the previously filed complaints and define the alleged class periods as May 17, 1999 through March 6, 2002. We filed a motion to dismiss both consolidated amended complaints on May 27, 2003. On March 11, 2004, the court, while granting in part the motion to dismiss, did allow much of the case to proceed. The discovery process will begin shortly.

N – Stockholders' Equity (Deficit)

The market price of Point Therapeutics at December 31, 2003 was $3.35 per share, which resulted in an unrealized gain of $1,452,000. The market price of Vicuron, Inc. at December 31, 2003 was $18.65, which resulted in an unrealized gain of $11,158,000. Unrealized losses on available-for-sale investments were $9,000, for a total unrealized gain on marketable equity securities of $12,601,000 at December 31, 2003.

The market price of Point Therapeutics at December 31, 2002 was $0.65 per share, which resulted in an unrealized gain of $282,000. The market price of Vicuron, Inc. at December 31, 2002 was $10.79, which resulted in an unrealized gain of $16,450,000. Unrealized gains on available-for-sale investments were $83,000, for a total unrealized gain on marketable equity securities of $16,815,000 at December 31, 2002.

Unearned Compensation: We have recorded unearned compensation expense related to stock options granted to certain consultants. The table below summarizes the unearned compensation activity for the years ended December 31, 2003, 2002 and 2001.

Unearned Compensation: *(in thousands)*	2003	2002	2001
Balance at January 1,	$ (52)	$ (120)	$ (189)
Stock option grants	–	–	–
Amortization expense	52	68	69
Balance at December 31,	$ –	$ (52)	$ (120)

O – Stock Plans

We have stock-based compensation plans, which are described below. We record the issuance of stock options using APB 25 and related interpretations in accounting for our plans.

The 1997 Stock Option Plan (the "1997 Plan") permits us to grant non-qualified stock options, or NSOs, to purchase up to 1,000,000 shares of common stock to our employees and consultants. Executive officers are not entitled to receive stock options under the 1997 Plan. NSOs granted under the 1997 Plan have a maximum term of ten years from the date of grant and generally vest over five years.

The 1999 Director Stock Option Plan (the "1999 Director Plan") permits us to grant NSOs to purchase 1,800,000 shares of common stock to our non-employee directors. Options granted under the 1999 Director Plan have a maximum term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the date of grant and vest over a period of one to five years.

The 2000 Stock Incentive Plan (the "2000 Plan") permits us to grant incentive stock options, or ISOs, NSOs and restricted stock awards to purchase 2,500,000 shares of common stock to our employees, officers, directors and consultants. Stock options granted under the 2000 Plan have a maximum term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the grant date and generally vest over five years. In May 2002, the stockholders approved an amendment to the 2000 Plan increasing the number of shares of common stock that may be granted under the 2000 Plan to 4,000,000. In May 2003, the stockholders approved an amendment to the 2000 Plan increasing the number of shares of common stock that may be granted under the 2000 Plan to 5,500,000.

The 2002 Stock Incentive Plan (the "2002 Plan") permits us to grant NSOs and restricted stock awards to purchase 500,000 shares of common stock to our employees, other than executive officers. Stock options granted under the 2002 Plan have a maximum term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the grant date and generally vest over five years. In June 2002, the Board of Directors approved an amendment to the 2002 Plan increasing the number of shares of common stock that may be granted under the 2002 Plan to 4,000,000.

The 1991 Restated Stock Option Plan and the 1991 Directors Stock Option Plan expired in 2001.

Stock options and other equity awards, if any, outstanding under the 1991 Plan, the 1991 Director Plan, the 1997 Plan, the 1999 Director Plan, the 2000 Plan and the 2002 Plan vest and become fully exercisable upon a change in control of Sepracor.

The following tables summarize information about stock options outstanding at December 31, 2003
(in thousands, except for per share amounts and contractual life):

	Options Outstanding[1]			Options Exercisable	
Range of Exercise Price Per Share	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price Per Share	Number of Options Exercisable	Weighted-Average Exercise Price Per Share
$ 2.50 - 3.28	75	0.7	$ 2.78	75	$ 2.78
4.75 - 7.06	1,901	8.5	6.23	684	6.21
7.31 - 8.56	798	2.4	7.38	757	7.36
11.25 - 16.78	5,166	6.6	13.04	2,928	12.75
18.38 - 27.15	3,410	7.1	21.50	1,737	20.05
28.01 - 39.06	1,178	6.0	35.75	975	35.76
42.38 - 59.13	608	5.3	58.82	575	58.95
71.88 - 87.50	509	6.4	86.83	132	86.26
$ 2.50 - 87.50	13,645	6.6	$20.56	7,863	$20.65

	2003		2002 [1]		2001	
	Number of Options	Average Price Per Share	Number of Options	Average Price Per Share	Number of Options	Average Price Per Share
Balance at January 1,	7,960	$ 24.03	11,915	$ 36.89	9,757	$ 37.05
Granted	6,372	15.42	2,729	13.79	2,687	34.91
Exercised	(460)	11.52	(336)	8.85	(238)	12.99
Cancelled	(211)	15.14	(5,415)	48.16	(252)	50.35
Expired	(16)	27.21	(933)	30.84	(39)	48.52
Balance at December 31,	13,645	$ 20.56	7,960	$ 24.03	11,915	$ 36.89
Options exercisable at December 31,	7,863		4,270		4,699	
Weighted-average fair value of options granted during the year	$ 9.25		$ 10.53		$ 24.77	

(1) In June 2002, we initiated a stock option exchange program for our employees, excluding members of the board of directors and officers. Under the terms of this program, we agreed to grant to eligible employees 6 months and one day after our acceptance of surrendered stock options, a stock option to purchase one share of common stock for every one share for which a surrendered stock option was exercisable at the then fair market value of the common stock. On July 17, 2002, we accepted for exchange stock options, held by certain employees, to purchase an aggregate of 4,268,542 shares of common stock. On January 21, 2003, we issued new stock options to purchase an aggregate of 4,066,940 shares of common stock at an exercise price of $12.93, which was the closing price of our common stock on January 21, 2003.

There were approximately 2,271,000 shares available for future option grants as of December 31, 2003.

The 1996 Employee Stock Purchase Plan (the "1996 ESPP") permits an aggregate of 240,000 shares of common stock to be purchased by employees at 85% of market value on the first or last day of each six-month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased approximately 59,000, and 33,000 shares for a total of $1,666,000 and $1,701,000 during the years ended December 31, 2001, and 2000, respectively. At December 31, 2001, there were no shares of common stock authorized for future issuance under the 1996 ESPP.

The 1998 Employee Stock Purchase Plan (the "1998 ESPP") permits an aggregate of 600,000 shares of common stock to be purchased by employees at 85% of market value on the first or last day of each six-month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased approximately 209,000, 249,000 and 12,000 shares for a total of $2,439,000, $2,241,000 and $350,000, during the years ended December 31, 2003, 2002 and 2001, respectively. In May 2003, our stockholders approved an amendment to the 1998 ESPP increasing the number of shares of common stock authorized for issuance under the 1998 ESPP to 900,000. At December 31, 2003, there were approximately 430,000 shares of common stock authorized for future issuance under the 1998 ESPP.

P – Income Taxes

Our statutory and effective tax rates were 34% and 0%, respectively, for the years 2003, 2002 and 2001. The effective tax rate was 0% due to net operating losses and non-recognition of any deferred tax asset.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset. Of the total valuation allowance, approximately $61,300,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

At December 31, 2003, Sepracor had federal tax net operating loss carryforwards of approximately $919,023,000, which expire in the years 2004 through 2023 and state tax net operating loss carryforwards of approximately $643,602,000, which expire in the years 2004 through 2008. Based upon the Internal Revenue Code and changes in Company ownership, utilization of the net operating losses may be subject to an annual limitation. Sepracor also has a net operating loss from its operation in Canada of approximately $1,159,000, which may be carried forward indefinitely. At December 31, 2003, Sepracor had federal and state research and experimentation credit carryforwards of approximately $42,302,000 and $32,234,000, respectively, which will expire through 2023 and 2018, respectively. Sepracor also had Canadian research and experimentation credits of $3,450,000, which begin to expire in 2005.

The components of net deferred taxes were as follows at December 31:

(in thousands)	**2003**	2002
Assets		
Net operating loss carryforwards	**$ 339,039**	$ 296,103
Research and development capitalization	**81,291**	114,536
Research and experimentation tax credit carryforwards	**77,986**	65,773
Accrued expenses	**42,953**	42,282
Reserves	**12,148**	7,221
Depreciation	**1,343**	827
Intangibles	**7,989**	537
Other	**1,480**	1,079
Liabilities		
Basis difference of subsidiaries	**(4,461)**	(3,590)
Valuation allowance	**(559,768)**	(524,768)
Net deferred taxes	**$ –**	$ –

Q – Employees' Savings Plan

We have a 401(k) savings plan (the "401(k) Plan") for all domestic employees. Under the provisions of the 401(k) Plan, employees may voluntarily contribute up to 15% of their compensation, up to the statutory limit. In addition, we can make a matching contribution at our discretion. We matched 50% of the first $3,000 contributed by employees up to $1,500 maximum per employee during 2003, 2002 and 2001. We incurred expenses of $888,000, $869,000, and $575,000 in 2003, 2002 and 2001, respectively, as a result of our matching contribution.

R – Business Segment and Geographic Area Information

For "Disclosures about Segments of an Enterprise and Related Information," segments represent our internal organization as used by management for making operating decisions and assessing performance. We operate in one business segment, which is the discovery, research and development and commercialization of pharmaceutical products.

Financial information by geographic area is presented below:

Geographic Area Data:

(in thousands)	**2003**	2002	2001
Long-lived assets:(1)			
United States	**$112,337**	$137,336	$139,490
Canada	**6,743**	7,196	7,824
Total long-lived assets	**$119,080**	$144,532	$147,314

(1) Long-lived assets are comprised of property and equipment, patents and intangible assets, investments in Vicuron, Point Therapeutics and BioSphere, and other long-term assets.

All of our revenues in 2003, 2002 and 2001 were received from unaffiliated customers located in the United States.

S – Quarterly Consolidated Financial Data *(Unaudited)*

	For the Quarter Ended			
(in thousands, except per share data)	**March 31, 2003**	**June 30, 2003**	**Sept. 30, 2003**	**Dec. 31, 2003**
Net revenues	**$ 84,506**	**$ 76,455**	**$ 70,784**	**$ 112,295**
Gross profit	**77,301**	**69,047**	**64,786**	**102,687**
Net loss applicable to common shares	**(29,759)**	**(33,791)**	**(38,488)**	**(33,898)**
Basic and diluted loss per share:	**$ (.35)**	**$ (.40)**	**$ (.45)**	**$ (.40)**

	For the Quarter Ended			
(in thousands, except per share data)	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Net revenues	$ 56,848	$ 48,136	$ 55,077	$ 78,907
Gross profit	51,041	43,468	49,413	70,437
Net loss applicable to common shares	(114,805)	(93,820)	(23,610)	(44,255)
Basic and diluted loss per share:	$ (1.45)	$ (1.12)	$ (.28)	$ (.53)

Annual Meeting Information

The Annual Meeting of Stockholders will be held at 9:00 a.m. on May 19, 2004, at the offices of Hale and Dorr LLP, Sixty State Street, Boston, MA.

Common Stock
The Common Stock of Sepracor Inc. is traded on the NASDAQ National Market under the symbol SEPR.

Primary Outside Legal Counsel
Hale and Dorr LLP, Boston, MA

Independent Auditors
PricewaterhouseCoopers LLP, Boston, MA

Corporate Headquarters
Sepracor Inc.
84 Waterford Drive
Marlborough, MA 01752
Telephone: (508) 481-6700
Facsimile: (508) 357-7499

Transfer Agent and Registrar
Questions regarding accounts, address changes, stock transfers and lost certificates should be directed to:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
Phone: (781) 575-3120



(Left to Right): Douglas E. Reedich, David P. Southwell, Mark H.N. Corrigan, Timothy J. Barberich, Stephen A. Wald, William J. O'Shea, Robert F. Scumaci

Directors

James G. Andress
Former Chairman, Beecham Pharmaceuticals, Former President and COO, Sterling Drug Inc.

Timothy J. Barberich
Chairman of the Board and Chief Executive Officer, Sepracor Inc.

Digby W. Barrios
Former President and CEO, Boehringer Ingelheim Corporation

Robert J. Cresci
Managing Director, Pecks Management Partners Ltd.

Keith Mansford, Ph.D.
Former Chairman, R&D, SmithKline Beecham plc

James F. Mrazek
Former Vice President and General Manager, Healthcare Division of Johnson & Johnson Products Inc.

Alan A. Steigrod
Former Executive Vice President, Glaxo Holdings plc

Officers and Senior Management

Timothy J. Barberich
Chairman of the Board and Chief Executive Officer

William J. O'Shea
President and Chief Operating Officer

Mark H. N. Corrigan, M.D.
Executive Vice President, Research and Development

David P. Southwell
Executive Vice President, Chief Financial Officer and Secretary

Robert F. Scumaci
Executive Vice President, Finance and Administration and Treasurer

Douglas E. Reedich, Ph.D., J.D.
Senior Vice President, Legal Affairs

Jack W. Britts
Senior Vice President, Marketing and Commercial Planning

Donna R. Grogan, M.D.
Senior Vice President, Clinical Research

Stewart H. Mueller
Senior Vice President, Regulatory Affairs and Quality Assurance

David S. Reasner, Ph.D.
Senior Vice President, Clinical Operations and Data Analysis

Thomas E. Rollins
Senior Vice President, Product Development

Stephen A. Wald
Senior Vice President, Chemistry and Pharmaceutical Sciences

David J. Aubuchon
Vice President, Corporate Controller

Jonaé R. Barnes
Vice President, Investor Relations and Corporate Communications

Rudolf A. Baumgartner, M.D.
Vice President, Clinical Research

Regina M. DeTore
Vice President, Human Resources

Frederick H. Graff
Vice President, Sales

Karim Lalji
Vice President, New Products Planning

Joseph J. McGrath
Vice President, Information Technologies

Walter Piskorski
Vice President, Manufacturing Operations

James M. Roach, M.D.
Vice President, Medical Affairs

Chris J. Viau, Ph.D., DABT
Vice President, Preclinical Development Operations

Mark J. Wanda
Vice President, Legal Affairs

Thomas C. Wessel, M.D., Ph.D.
Vice President, Clinical Research

William E. Yelle
Vice President, Business Development

Design: MediaConcepts Corporation, Assonet, MA www.mediaconceptscorp.com

SOLTARA and ESTORRA are trademarks and XOPENEX is a registered trademark of Sepracor Inc. EmboSphere is a registered trademark of BioSphere. XUSAL is a trademark and XYZAL and ZYRTEC are registered trademarks of UCB, Societe Anonyme. CLARITIN, CLARINEX and PROVENTIL are registered trademarks of Schering Corporation. ALLEGRA is a registered trademark of Merrell Pharmaceuticals. PROPULSID is a registered trademark of Johnson & Johnson. SONATA is a registered trademark of American Home Products Corporation. AMBIEN is a registered trademark of Synthelabo. ADVAIR is a registered trademark of Glaxo Group Limited. ASTELIN is a registered trademark of Wallace Pharmaceuticals. NORVASC is a registered trademark of Pfizer Inc.

SEPRACOR

Sepracor Inc.
84 Waterford Drive
Marlborough, MA 01752

1074-AR-2004